Exhibit 13.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
March 14, 2019 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2018 and 2017 (the "Financial Statements") as well as Bellatrix’s Annual Information Form (“AIF”) that is filed on SEDAR at www.sedar.com and on the Company’s website at www.bxe.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov. This commentary is based on information available to, and is dated as of March 14, 2019. The financial data presented is in Canadian dollars, except where indicated otherwise.
Overview and Description of the Business
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play. Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbol “BXE”.

FOURTH QUARTER AND ANNUAL 2018 HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	28,239	13,425	62,475	55,210
Per basic share (1)	$0.39	$0.27	$1.05	$1.12
Per diluted share (1)	$0.39	$0.27	$1.05	$1.12
Adjusted funds flow (2)	15,508	15,700	48,025	58,240
Per basic share (1)	$0.21	$0.32	$0.80	$1.18
Per diluted share (1)	$0.21	$0.32	$0.80	$1.18
Net profit (loss)	(89,788)	(13,053)	(146,339)	(91,363)
Per basic share (1)	($1.24)	($0.26)	($2.45)	($1.85)
Per diluted share (1)	($1.24)	($0.26)	($2.45)	($1.85)
Capital – exploration and development	13,654	25,755	50,329	120,651
Total capital expenditures – net (2)	44,187	26,212	75,604	65,084
Credit Facilities	47,763	52,066	47,763	52,066
Second Lien Notes	137,097	—	137,097	—
Senior Notes	196,000	305,409	196,000	305,409
Convertible Debentures (liability component)	41,732	39,426	41,732	39,426
Adjusted working capital deficiency (2)	20,740	23,926	20,740	23,926
Total net debt (2)	443,332	420,827	443,332	420,827
Total assets	1,235,743	1,340,923	1,235,743	1,340,923
Total shareholders’ equity	672,725	774,022	672,725	774,022

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SELECTED OPERATING RESULTS		Three months ended December 31,		Year ended December 31,
		2018	2017	2018	2017
Total revenue (2)		56,949	60,897	228,712	249,399
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	10,281	9,602	9,876	9,192
Natural gas	(mcf/d)	148,319	164,848	154,553	166,078
Total oil equivalent	(boe/d)	35,001	37,077	35,635	36,872
Average realized prices
Crude oil and condensate	($/bbl)	50.98	69.64	73.63	62.93
NGLs (excluding condensate)	($/bbl)	20.89	27.68	24.46	21.52
Crude oil, condensate and NGLs	($/bbl)	26.34	36.61	34.05	31.61
Natural gas	($/mcf)	2.24	1.79	1.78	2.27
Natural gas (including risk management (3))	($/mcf)	2.96	2.70	2.46	2.85
Total oil equivalent	($/boe)	17.21	17.42	17.16	18.12
Total oil equivalent (including risk management (3))	($/boe)	19.86	20.80	19.50	20.45
Selected Key Operating Statistics
Operating netback (2)	($/boe)	7.25	6.34	6.16	6.69
Operating netback (2) (including risk management (3))	($/boe)	9.90	9.72	8.51	9.02
Production expenses	($/boe)	(6.59)	(7.81)	(7.50)	(8.31)
Transportation	($/boe)	(2.15)	(1.92)	(2.10)	(1.75)
General & administrative	($/boe)	(2.46)	(2.57)	(2.18)	(2.18)
Royalties as a % of sales (after transportation)		11%	11%	12%	11%
Net wells drilled		2.0	1.9	9.2	23.9
COMMON SHARES
Common shares outstanding (4)		80,909,225	49,378,026	80,909,225	49,378,026
Weighted average shares (1)		72,436,105	49,378,026	59,734,872	49,351,848
SHARE TRADING STATISTICS
TSX and Other (5)
(CDN$, except volumes) based on intra-day trading
High		1.60	3.52	2.22	6.83
Low		0.60	1.85	0.60	1.85
Close		0.63	2.15	0.63	2.15
Average daily volume		580,438	371,933	605,342	227,648
NYSE (6)
(US$, except volumes) based on intra-day trading
High		1.24	2.80	1.78	5.15
Low		0.45	1.44	0.45	1.44
Close		0.47	1.72	0.47	1.72
Average daily volume		95,282	125,134	115,884	96,969
(1) Basic weighted average shares for the three months and year ended December 31, 2018 were 72,436,105 (2017: 49,378,026) and 59,734,872 (2017: 49,351,848), respectively. In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three months and year ended December 31, 2018, a total of nil (2017: nil) and nil (2017: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2017: nil) and nil (2017: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the three months and year resulting in diluted weighted average common shares of 72,436,105 (2017: 49,378,026) and 59,734,872 (2017: 49,351,848), respectively.
(2) Refer to “Non-GAAP measures” in respect of the terms "adjusted funds flow", "total net debt", "adjusted working capital deficiency", “operating netbacks”, “total capital expenditures - net” and “total revenue”.
(3) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which

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time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(4) Fully diluted common shares outstanding for the three months and year ended December 31, 2018 were 91,122,802 (2017: 57,172,998). This includes 952,532 (2017: 1,622,132) of share options outstanding, 6,172,840 (2017: 6,172,840) of shares issuable on conversion of the Convertible Debentures, and 3,088,205 (2017: nil) of warrants outstanding. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(5) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.
(6) Bellatrix voluntarily delisted the Company's common shares from the New York Stock Exchanged ("NYSE") effective February 11, 2019.

Future Operations
As previously announced, the revolving period under the Company’s Credit Facilities currently expires on May 30, 2019, but is extendible annually thereafter at the option of the Company, subject to lender approval. If the revolving period is not extended in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The Company has been advancing efforts and evaluating potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value.  Such efforts include, among other things, Bellatrix’s ongoing discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing its outstanding US$145.8 million of 8.5% senior unsecured notes ("Senior Notes") due May 15, 2020 and extending the maturity of the Credit Facilities beyond November 30, 2019. The Company cautions that it can make no assurances as to whether any agreement with respect to a potential transaction may be reached, or the terms or timing of any such potential transaction.
As a result, there is currently significant uncertainty related to these future events and conditions that raise substantial doubt about whether the Company will continue as a going concern, and therefore, whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the Financial Statements. Readers are cautioned to review note 2(c) and note 7 of the Financial Statements for additional information in this regard. However, management believes that the Company will be successful in obtaining alternative debt financing and extending near term debt maturities in a timely manner and, accordingly, has prepared the Financial Statements on a going concern basis. Accordingly, no adjustments have been made to the Financial Statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the Company not continue as a going concern. These adjustments could be material.
Bellatrix continues to generate sufficient cash flow to meet its obligations in the ordinary course, including interest payments, capital spending and abandonment and remediation expenses, subject to achieving an extension of debt maturities.
2018 Fourth Quarter and Annual 2018 Financial and Operational Results
SALES VOLUMES
Sales volumes averaged 35,001 boe/d for the three months ended December 31, 2018, a decrease of 6% compared to 37,077 boe/d in the fourth quarter of 2017. The fourth quarter volumes were 35,001, a 4% increase from third quarter 2018 volumes of 33,530 boe/d. Sales volumes for the year ended December 31, 2018 decreased by 3% to 35,635 boe/d compared to 36,872 boe/d in 2017. The total change in sales volumes between the three months and year ended December 31, 2018 and December 31, 2017 was impacted by natural production declines and proactive curtailment of natural gas volumes during periods of weak daily AECO natural gas prices during 2018. These decreases were offset by production volumes added through strong developmental drilling in the Spirit River liquids rich natural gas play and the contribution of two joint venture partner property acquisitions completed in the fourth quarter of 2018. Sales volumes for the year ended December 31, 2018 have exceeded previous full year 2018 average production guidance by approximately 1%.
The completion of Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) in March 2018 has further enhanced Bellatrix's natural gas liquid (“NGL”) extraction capabilities. Total NGL recoveries (including plant condensate) at the Alder Flats Plant have increased in the last 9 months of 2018, with NGL sales yields of approximately 73 bbl/MMcf, up approximately 18% from first quarter total sales yields of approximately 62 bbl/MMcf. The Alder Flats Plant deep-cut process provides enhanced NGL yields of approximately 10 to 35 bbl/MMcf over third-party plants in the Company's core area, resulting in an increase in the Company's average corporate liquids weighting to approximately 27% in 2018, up from 25% in 2017. This has also contributed to a 7% increase in realized crude oil, condensate and NGL production in 2018 when compared to 2017.
Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced curtailments of both interruptible and firm service capacity as the operator continued work in 2018 to expand capacity along the system. Having secured excess FT relative to the Company's current production levels, these recent system wide curtailments have had minimal impact on Bellatrix's ability to deliver volumes, but have impacted realized pricing as discussed below.

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Sales Volumes
		Three months ended December 31,		Year ended December 31,
		2018	2017	2018	2017
Crude oil and condensate	(bbl/d)	1,861	2,043	1,926	2,240
NGLs (excluding condensate)	(bbl/d)	8,420	7,559	7,950	6,952
Total crude oil, condensate and NGLs	(bbl/d)	10,281	9,602	9,876	9,192
Natural gas	(mcf/d)	148,319	164,848	154,553	166,078
Total sales volumes (6:1 conversion)	(boe/d)	35,001	37,077	35,635	36,872
Crude oil, condensate and NGL sales volumes increased by 7% in the fourth quarter of 2018, averaging 10,281 bbl/d compared to 9,602 bbl/d in the same period in 2017. Crude oil, condensate and NGL sales volumes increased by 7% in the year ended December 31, 2018, averaging 9,876 bbl/d compared to 9,192 bbl/d in the same period of 2017. In the three months and year ended December 31, 2018, crude oil, condensate and NGL volumes natural production declines were offset by approximately 18% increase in liquid recoveries due to the commissioning of Phase 2 of the Alder Flats Plant in March 2018.
Sales of natural gas averaged 148.3 MMcf/d during the three months ended December 31, 2018, compared to 164.8 MMcf/d in the same period in 2017, a decrease of 10%. Natural gas sales volumes decreased 7% to 154.6 MMcf/d during the year ended December 31, 2018, compared to 166.1 MMcf/d in the same period in 2017. In 2018, the Company focused drilling activity on the Spirit River liquids-rich natural gas play, as well as capital investment in optimization activities to mitigate natural declines.
DRILLING ACTIVITY

	Three months ended December 31, 2018			Three months ended December 31, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium	1	0.02	100%	—	—	—%
Spirit River	3	2.0	100%	2	1.9	100%
Total	4	2.0	100%	2	1.9	100%

DRILLING ACTIVITY
	Year ended December 31, 2018			Year ended December 31, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Ellerslie	—	—	—%	4	1.6	100%
Cardium	2	1.0	100%	3	3.0	100%
Spirit River	12	8.2	100%	26	19.3	100%
Total	14	9.2	100%	33	23.9	100%
During the fourth quarter of 2018, Bellatrix drilled 3 gross (2.0 net) Spirit River liquids rich natural gas wells and 1 gross (0.02 net) non-operated Cardium well. In the year ended December 31, 2018, Bellatrix drilled and/or participated in 12 gross (8.2 net) Spirit River liquids rich natural gas wells and 2 gross (1.0 net) Cardium wells. One Spirit River well was brought on stream in November with the remaining three wells brought on stream in January 2019. The Company continues to focus capital investment in its low cost Spirit River natural gas play, which delivers strong results at current natural gas and liquids prices and takes advantage of the increased processing capacity at the Alder Flats Plant. Bellatrix’s drilling activity in 2018 was weighted 86% towards Spirit River liquids rich natural gas wells.
By comparison, during the fourth quarter of 2017, Bellatrix drilled 2 gross (1.9 net) Spirit River liquids rich natural gas wells. In the year ended December 31, 2017, Bellatrix drilled and/or participated in 26 gross (19.3 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells, and 4 gross (1.6 net) non-operated Ellerslie liquids rich natural gas wells.

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COMMODITY PRICES

Average Commodity Prices
	Three months ended December 31,			Year ended December 31,
	2018	2017	% Change	2018	2017	% Change
Crude oil:
WTI (US$/bbl)	58.51	55.40	6	64.77	50.95	27
Canadian Light crude blend ($/bbl)	48.27	65.68	(27)	68.49	61.85	11
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	50.98	69.64	(27)	73.63	62.93	17
NGLs (excluding condensate)	20.89	27.68	(25)	24.46	21.52	14
Total crude oil, condensate and NGLs	26.34	36.61	(28)	34.05	31.61	8
Crude oil, condensate and NGLs (including risk management (1))	24.85	33.98	(27)	31.81	30.50	4

Natural gas:
NYMEX (US$/mmbtu)	3.03	2.93	3	2.93	3.11	(6)
AECO daily index ($/mcf)	1.56	1.69	(8)	1.50	2.16	(31)
AECO monthly index ($/mcf)	1.90	1.96	(3)	1.53	2.43	(37)
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.24	1.79	25	1.78	2.27	(22)
Natural gas (including risk management)	2.96	2.70	10	2.46	2.85	(14)

Exchange rate (CDN$/US$1.00)	1.3221	1.2705	4	1.2957	1.2966	—
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
Bellatrix’s natural gas average realized sales price before commodity price risk management contracts for the fourth quarter of 2018 increased by 25% to $2.24/mcf compared to $1.79/mcf in the same period in 2017. Bellatrix’s natural gas average realized price, including commodity price risk management contracts for the three months ended December 31, 2018, averaged $2.96/mcf compared to $2.70/mcf in the comparative 2017 period.
Bellatrix’s natural gas sales were primarily priced with reference to the daily and monthly AECO indices, however, beginning in February 2018, Bellatrix added new U.S. market exposure, thereby diversifying its sales price markets away from AECO. These new market sales to Chicago, Dawn and Malin resulted in gains of approximately CAD$7.5 million for the fourth quarter of 2018 and a 2018 gain of approximately CAD$11.4 million. Deliveries to these alternative markets represented approximately 45% of Bellatrix’s net natural gas production in the fourth quarter of 2018. This longer term diversification strategy reduces Bellatrix's exposure to the AECO daily spot market on approximately 50% of Bellatrix 2019 projected natural gas production. During the fourth quarter of 2018, the AECO daily reference price decreased by 8% and the AECO monthly reference price decreased 3% compared to the fourth quarter of 2017. The AECO market continues to be negatively impacted by the changes initiated in July 2017 to the operating methodology used by the pipeline operator to regulate the flow of available gas in the Alberta market during periods of maintenance. Maintenance on the primary Alberta natural gas pipeline system was lower in the fourth quarter of 2018 than the third quarter 2018; however, higher Alberta basin production added additional sales gas volumes to an already oversupplied market. Unseasonably cold weather in October and November 2018 added incremental demand for natural gas and the average AECO daily price for the fourth quarter increased by 25% over the third quarter 2018 prices. Despite the price increase, AECO pricing remains highly discounted from pricing in other North American markets and producing basins.
Bellatrix's oil production is primarily condensate and light, sweet crude oil which historically has priced closely with Canadian Light crude blend prices. Canadian oil prices were negatively impacted by growing inventories in western Canada throughout 2018. The differential to WTI at the Edmonton market averaged -US$26.30/bbl in the fourth quarter of 2018, considerably weaker than the price differential in the fourth quarter of 2017. Similarly, Bellatrix's condensate production experienced wider WTI differentials for Edmonton deliveries that averaged -US$13.53/bbl for the fourth quarter of 2018. These differential moves were partially offset by a 6% increase in WTI price relative to the same period in 2017. In the fourth quarter of 2018, Bellatrix realized an average price of $50.98/bbl before commodity price risk management contracts for crude oil and condensate, a decrease of 27% from the average price of $69.64/bbl received in the fourth quarter of 2017. The Canadian Light crude blend price decreased by 27% and the average WTI crude oil benchmark price increased by 6% between the fourth quarters of 2018 and 2017.
Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 25% to $20.89/bbl during the fourth quarter of 2018, compared to $27.68/bbl received in the comparable 2017 period. Both propane and butane delivered lower prices in the

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Edmonton market compared to the third quarter of 2018. Recently announced projects set to be constructed in the Redwater area, Alberta will provide much needed new markets for propane as well as a new west coast propane export terminal scheduled to begin operations in the second quarter of 2019.
REVENUE
Total revenue of $56.9 million for the three months ended December 31, 2018 decreased by 6% compared to $60.9 million realized in the fourth quarter of 2017. The lower total revenue realized in the fourth quarter of 2018 compared to 2017 was primarily attributable to a 1% decline in realized average commodity prices and a 6% decrease in sales volumes in the period. Higher natural gas prices and increased NGL volumes helped mitigate wider oil and condensate differentials over the comparative periods and market diversification strategies resulted in an increase of $7.5 million in revenues in the fourth quarter of 2018.
Bellatrix’s total revenue was $228.7 million for the year ended December 31, 2018, a decrease of 8% compared to $249.4 million realized in the year ended December 31, 2017. The decrease in total revenue in the year ended December 31, 2018 compared to 2017 was a result of a 5% decrease in realized average commodity prices as well as a 3% decrease in sales volumes.
Crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended December 31, 2018 decreased by 23% to $24.9 million from $32.3 million realized during the same period in 2017. The decrease in revenue realized between the periods was the result of a 28% decrease in realized crude oil, condensate and NGL prices as a result of the increase in oil and condensate differentials in the fourth quarter of 2018, partially offset by a 7% increase in associated sales volumes.
For the 2018 year, Bellatrix realized crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts of $122.7 million, a 16% increase from $106.1 million realized in 2017. The increase in revenue realized between the years was the result of an 8% increase in average crude oil, condensate and NGL prices as well as a 7% increase in associated sales volumes between periods.
For the three months and year ended December 31, 2018, total crude oil, condensate and NGL revenues contributed 45% and 55% of petroleum and natural gas sales, respectively, compared to 54% and 43% in the comparable 2017 periods.
Natural gas revenue before other income, royalties and commodity price risk management contracts increased by 13% in the fourth quarter of 2018 to $30.5 million from $27.1 million during the same period in 2017. This was a result of a 25% increase in average realized natural gas prices, partially offset by a 10% decrease in associated sales volumes between the periods.
For the year ended December 31, 2018, natural gas revenue before other income, royalties and commodity price risk management contracts was $100.4 million, a decrease of 27% from $137.8 million realized in the 2017 year. The decrease in revenue realized was attributable to a 7% decrease in natural gas production volumes, as well as a 22% decrease in average realized natural gas prices.

Revenue
	Three months ended December 31,		Year ended December 31,
($000s)	2018	2017	2018	2017
Crude oil and condensate	8,729	13,089	51,761	51,448
NGLs (excluding condensate)	16,183	19,252	70,970	54,602
Crude oil, condensate and NGLs	24,912	32,341	122,731	106,050
Natural gas	30,514	27,073	100,405	137,775
Petroleum and natural gas sales	55,426	59,414	223,136	243,825
Other income (1)	1,523	1,483	5,576	5,574
Total revenue (2)	56,949	60,897	228,712	249,399
(1) Other income primarily consists of processing and other third party income.
(2) Total Revenue is considered to be a non-GAAP measure and includes petroleum and natural gas sales and other income.
COMMODITY PRICE RISK MANAGEMENT
The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a

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measure of stability to adjusted funds flow, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.
As at December 31, 2018, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	January 2019	10,000 GJ/d	$2.54	CDN	AECO
Natural gas fixed	Financial	February 2019	10,000 GJ/d	$2.43	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO
Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	)US	AECO 7A/NYMEX
Natural gas	Financial	January 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.19	)US	AECO 7A/NGI Chicago
Natural gas	Financial	January 1, 2019 to October 31, 2020	5,275 GJ/d	$(1.23	)US	AECO/Dawn Gas Daily

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	January 1, 2019 to December 31, 2019	1,000 bbl/d	$87.50	CDN	WTI - NYMEX
Oil	Financial	January 1, 2020 to December 31, 2020	1,000 bbl/d	$77.90	CDN	WTI - NYMEX

Subsequent to December 31, 2018, the Company monetized certain natural gas basis differential arrangements from April 1, 2019 to October 31, 2019 of 26,377 GJ/d for proceeds of $2.4 million. In addition, the Company entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	March 2019	40,000 GJ/d	$2.38	CDN	AECO

Bellatrix maintains strong commodity price risk management and market diversification coverage through 2020 which is expected to reduce the impact of commodity price volatility on the Company's business. Bellatrix has diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs. This combined long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 50% of the Company’s 2019 projected natural gas volumes (based on the mid-point of 2019 average production guidance).
When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid, after any adjustments for credit risk, to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Statements of Profit (Loss) and Comprehensive Income (Loss).
The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended December 31, 2018 and 2017:

Commodity contracts
Three months ended December 31, 2018
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	(1,241)	9,938	(164)	8,533
Unrealized gain (loss) on contracts (1)	11,835	3,233	233	15,301
Total gain (loss) on commodity contracts	10,594	13,171	69	23,834
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

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Commodity contracts
Three months ended December 31, 2017
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	—	13,848	(2,324)	11,524
Unrealized gain (loss) on contracts (1)	(1,550)	7,246	1,630	7,326
Total gain (loss) on commodity contracts	(1,550)	21,094	(694)	18,850
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
The following are summaries of the gain (loss) on commodity price risk management contracts for years ended December 31, 2018 and 2017:

Commodity contracts
Year ended December 31, 2018
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	(8,126)	38,587	75	30,536
Unrealized gain (loss) on contracts (1)	(1,019)	(19,980)	2,917	(18,082)
Total gain (loss) on commodity contracts	(9,145)	18,607	2,992	12,454
 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Commodity contracts
Year ended December 31, 2017
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	—	35,048	(3,724)	31,324
Unrealized gain (loss) on contracts (1)	(1,550)	49,706	(2,918)	45,238
Total gain (loss) on commodity contracts	(1,550)	84,754	(6,642)	76,562
 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
ROYALTIES
Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.
In the fourth quarter of 2018, the Company incurred $5.4 million in royalties, a decrease from $6.1 million in the fourth quarter of 2017. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 11% in the three months ended December 31, 2018, consistent with 11% in the comparative 2017 period. For the year ended December 31, 2018, Bellatrix incurred total royalties of $23.8 million compared to $24.0 million incurred in 2017. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in 2018 were 12%, compared with 11% in 2017. The Company's average corporate royalty rates were consistent for the 2018 and 2017 years as the impact of the increase in realized crude oil, condensate and NGL prices were offset by the increased gas cost allowance ("GCA") related to infrastructure and facilities and the decreases in realized natural gas prices.

Bellatrix Exploration Ltd.	8

Royalties by Commodity Type
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2018	2017	2018	2017
Crude oil, condensate, and NGLs	6,104	5,804	30,228	22,365
$/bbl	6.45	6.57	8.39	6.67
Average crude oil, condensate and NGL royalty rate (%)	25	18	25	21

Natural Gas	(703)	263	(6,439)	1,596
$/mcf	(0.05)	0.02	(0.11)	0.03
Average natural gas royalty rate (%)	(2)	1	(6)	1
Total	5,401	6,067	23,789	23,961
Total $/boe	1.68	1.78	1.83	1.78
Average total royalty rate (%)	11	11	12	11
EXPENSES

	Three months ended December 31,		Year ended December 31,
($000s)	2018	2017	2018	2017
Production	21,210	26,657	97,526	111,816
Transportation	6,935	6,537	27,285	23,549
Royalties	5,401	6,067	23,789	23,961
General and administrative	7,928	8,761	28,389	29,377
Interest and financing charges (1)	9,856	9,628	39,426	37,953
Share-based compensation	(671)	(630)	(503)	532
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
EXPENSES PER BOE

	Three months ended December 31,		Year ended December 31,
($/boe)	2018	2017	2018	2017
Production	6.59	7.81	7.50	8.31
Transportation	2.15	1.92	2.10	1.75
Royalties	1.68	1.78	1.83	1.78
General and administrative	2.46	2.57	2.18	2.18
Interest and financing charges (1)	3.06	2.82	3.03	2.82
Share-based compensation	(0.21)	(0.18)	(0.04)	0.04
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
PRODUCTION EXPENSES
Production expenses for the three months and year ended December 31, 2018 totaled $21.2 million ($6.59/boe) and $97.5 million ($7.50/boe) compared to $26.7 million ($7.81/boe) and $111.8 million ($8.31/boe) in the comparative 2017 periods, respectively. Production expenses decreased on a per boe basis between 2018 and 2017 as a result of the commissioning of Phase 2 of the Alder Flats Plant, renegotiation of processing agreements which reduced take-or-pay fees effective July 1, 2018 at certain third party facilities, the disposition of higher cost structure non-core properties in 2017 and the acquisition of joint venture partner production in the fourth quarter of 2018 that were processed through key Bellatrix infrastructure.
Upon completion of Phase 2 of the Alder Flats Plant in March 2018, Bellatrix has redirected approximately 65 MMcf/d of gross natural gas volumes from higher cost third party processing plants to the Alder Flats Plant to optimally process under its ownership and processing volume commitments. Operating costs for natural gas processed through Bellatrix’s ownership interest in the Alder

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Flats Plant are approximately $0.16/mcf, providing significant cost benefits for the Company. The redirection of natural gas volumes from third-party plants is anticipated to drive long term sustained operating cost reductions for the Company.
Production expenditures in the 2018 year of $7.50/boe are below Bellatrix’s previous full year 2018 production expenditure guidance range of $7.65/boe to $7.90/boe. In addition, the Company continues to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services.

Production Expenses by Commodity Type
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2018	2017	2018	2017
Crude oil, condensate and NGLs	6,322	7,047	27,329	28,143
$/bbl	6.68	7.98	7.58	8.39

Natural gas	14,888	19,610	70,197	83,673
$/mcf	1.09	1.29	1.24	1.38
Total production expenses	21,210	26,657	97,526	111,816
Total $/boe	6.59	7.81	7.50	8.31
TRANSPORTATION
Transportation expenses for the three months and year ended December 31, 2018 were $6.9 million ($2.15/boe) and $27.3 million ($2.10/boe) compared to $6.5 million ($1.92/boe) and $23.5 million ($1.75/boe) in the same periods in 2017, respectively. The increase in transportation costs per boe for the full year 2018 compared to 2017 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion of the second quarter of 2017.
OPERATING NETBACK

Operating Netback – Corporate
	Three months ended December 31,		Year ended December 31,
($/boe)	2018	2017	2018	2017
Total Revenue (1)	17.67	17.85	17.59	18.53
Production	(6.59)	(7.81)	(7.50)	(8.31)
Transportation	(2.15)	(1.92)	(2.10)	(1.75)
Royalties	(1.68)	(1.78)	(1.83)	(1.78)
Operating netback(2)	7.25	6.34	6.16	6.69
Risk management gain (loss) (3)	2.65	3.38	2.35	2.33
Operating netback after risk management	9.90	9.72	8.51	9.02
(1) Total Revenue is considered to be a non-GAAP measure and includes petroleum and natural gas sales and other income.
(2) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue.
(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
During the three months ended December 31, 2018, the Company’s corporate operating netback, before commodity risk management contracts, increased by 14% to $7.25/boe compared to $6.34/boe in the fourth quarter of 2017. The increased operating netback realized in the fourth quarter of 2018 was primarily the result of lower production and royalty expenses offset by a 1% decrease in average realized combined commodity prices and increased transportation expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended December 31, 2018 was $9.90/boe compared to $9.72/boe in the fourth quarter of 2017.
For the year ended December 31, 2018, the corporate operating netback before commodity risk management contracts was $6.16/boe, a decrease of 8% compared to $6.69/boe in 2017. The decreased operating netback realized in 2018 was primarily the result of a 5% decrease in average realized combined commodity prices and increased transportation and royalty expenses, partially offset by decreased production expenses. After including commodity risk management contracts, the corporate operating netback for the year ended December 31, 2018 was $8.51/boe compared to $9.02/boe in 2017.

Bellatrix Exploration Ltd.	10

Operating Netback – Crude Oil, Condensate, and NGLs
	Three months ended December 31,		Year ended December 31,
($/bbl)	2018	2017	2018	2017
Sales	26.34	36.61	34.05	31.61
Production	(6.68)	(7.98)	(7.58)	(8.39)
Transportation	(4.85)	(4.54)	(4.55)	(3.73)
Royalties	(6.45)	(6.57)	(8.39)	(6.67)
Operating netback (1)	8.36	17.52	13.53	12.82
Risk management gain (loss) (2)	(1.48)	(2.63)	(2.23)	(1.11)
Operating netback after risk management	6.88	14.89	11.30	11.71
(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the fourth quarter of 2018 averaged $8.36/bbl, a decrease of 52% from the $17.52/bbl realized during the same period in 2017. The decrease between the periods was primarily a result of 28% decrease in crude oil, condensate and NGL commodity prices and an increase in transportation expenses, offset partially by decreased production and royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the three months ended December 31, 2018 was $6.88/bbl compared to $14.89/bbl in the same period in 2017.
The operating netback for crude oil, condensate, and NGLs increased by 6% to $13.53/bbl for the year ended December 31, 2018, from $12.82/bbl realized in 2017. The higher netback was primarily attributable to an 8% stronger crude oil, condensate, and NGL commodity prices and decreased production expenses, partially offset by an increase in transportation and royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the year ended December 31, 2018 was $11.30/bbl compared to $11.71/bbl in 2017.

Operating Netback – Natural Gas
	Three months ended December 31,		Year ended December 31,
($/mcf)	2018	2017	2018	2017
Sales	2.24	1.79	1.78	2.27
Production	(1.09)	(1.29)	(1.24)	(1.38)
Transportation	(0.17)	(0.17)	(0.19)	(0.18)
Royalties	0.05	(0.02)	0.11	(0.03)
Operating netback (1)	1.03	0.31	0.46	0.68
Risk management gain (loss) (2)	0.73	0.91	0.68	0.58
Operating netback after risk management	1.76	1.22	1.14	1.26
(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue. The detailed calculations of operating netbacks are found in the MD&A.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback for natural gas before commodity price risk management contracts during the fourth quarter of 2018 of $1.03/mcf was 232% higher than the $0.31/mcf recorded in the same period in 2017. The increase to the realized netback between the fourth quarters of 2018 and 2017 was driven by a 25% increase in realized natural gas prices and reductions in production and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the fourth quarter of 2018 was $1.76/mcf compared to $1.22/mcf in the same period in 2017.
For the year ended December 31, 2018, the operating netback for natural gas was $0.46/mcf, a decrease of 32% from $0.68/mcf realized in 2017. The reduction in netback between the years is a result of a 22% decrease in realized natural gas prices and increased transportation expenses, offset by lower production and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the year ended December 31, 2018 was $1.14/mcf compared to $1.26/mcf in the 2017 year.

Bellatrix Exploration Ltd.	11

GENERAL AND ADMINISTRATIVE
Bellatrix incurred lower gross general and administrative (“G&A”) expenses (before capitalized G&A and recoveries) in the fourth quarter of 2018 and the year ended December 31, 2018 when compared to the same periods of 2017 by 16% and 10%, respectively. Net G&A expenses (after capitalized costs and recoveries) for the three months and year ended December 31, 2018 were $7.9 million ($2.46/boe) and $28.4 million ($2.18/boe) compared to $8.8 million ($2.57/boe) and $29.4 million ($2.18/boe) in the comparative 2017 periods, a decrease of 10% and 3%, respectively. The overall decrease to net G&A for the year ended December 31, 2018 compared to the same period in 2017 was primarily attributable to an decrease in gross G&A expenses related to a decrease in personnel related costs. In the fourth quarter of 2018 the Company incurred $1.3 million related to capital refinancing transaction activities.

General and Administrative Expenses
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2018	2017	2018	2017
Gross expenses	10,308	12,210	39,439	43,638
Capitalized	(1,625)	(1,770)	(7,036)	(7,594)
Recoveries	(755)	(1,679)	(4,014)	(6,667)
G&A expenses	7,928	8,761	28,389	29,377
G&A expenses, per unit ($/boe)	2.46	2.57	2.18	2.18
ONEROUS CONTRACTS
Onerous contracts result from unfavourable leases in which the unavoidable costs of meeting the obligations under the contracts exceed the economic benefits expected to be received. As at December 31, 2018, the Company recorded a provision of $5.4 million related to unoccupied office lease premises representing the minimum future payments that the Company is required to make. The onerous contract provision is expected to be settled in periods up to and including the year 2024.
INTEREST AND FINANCING CHARGES
For the three months and year ended December 31, 2018, Bellatrix recorded $9.9 million ($3.06/boe) and $39.4 million ($3.03/boe), respectively, of interest and financing charges related to amounts outstanding under its Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures (each term as defined below), compared to $9.6 million ($2.82/boe) and $38.0 million ($2.82/boe), respectively, during the same periods in 2017. Interest and financing charges increased in the current period due to an increase in the amount outstanding under the Credit Facilities and the increase in weighted average interest rate for amounts borrowed under the Credit Facilities compared to the same period of 2017.

Interest and Financing Charges (1)
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2018	2017	2018	2017
Interest on Credit Facilities	1,101	779	4,302	2,194
Interest on Second Lien Notes	2,657	—	3,224	—
Interest on Senior Notes	4,635	7,466	26,219	30,378
Interest on Convertible Debentures	1,463	1,383	5,681	5,381
Interest and financing charges	9,856	9,628	39,426	37,953
Interest and financing charges ($/boe)	3.06	2.82	3.03	2.82
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
Bellatrix’s total net debt at December 31, 2018 of $443.3 million represents an increase of $22.5 million from the December 31, 2017 amount of $420.8 million. Total net debt at December 31, 2018 of $443.3 million included $47.8 million of Credit Facilities, $137.1 million of Second Lien Notes, $196.0 million of Senior Notes (includes $26.7 million of unrealized foreign exchange gain recognized on the mark-to-market of the United States dollar denominated Second Lien Notes and Senior Notes in the year ended

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December 31, 2018), $41.7 million of Convertible Debentures (liability component) and an adjusted working capital deficiency of $20.7 million.

Reconciliation of Total Liabilities to Total Net Debt
	As at December 31,
($000s)	2018	2017
Total liabilities per financial statements	563,018	566,901
Current liabilities (excluding current Credit Facilities amounts )	(66,424)	(100,489)
Decommissioning liabilities	(61,487)	(58,687)
Other deferred liabilities	(10,863)	(7,402)
Risk management contract liability	(1,652)	(3,422)

Adjusted working capital
Current assets	(50,323)	(81,291)
Current liabilities	114,187	100,489
Current Credit Facilities	(47,763)	—
Current portion of other deferred liabilities	(1,909)	(20,790)
Current portion of decommissioning liability	(2,387)	(1,924)
Current portion of risk management contract asset	9,852	31,910
Current portion of risk management contract liability	(917)	(4,468)
	20,740	23,926
Total net debt (1)	443,332	420,827
Convertible Debentures (liability component)	(41,732)	(39,426)
Net debt (1)	401,600	381,401
(1) Total net debt is considered to be a Non-GAAP measure and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Second Lien Notes, Senior Notes. Convertible Debentures (liability component), current Credit Facilities and Credit Facilities. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liability and the current Credit Facilities. Net debt excludes the liability component of the Convertible Debentures.
SHARE-BASED COMPENSATION
Bellatrix has an Award Incentive Plan (the “Award Plan”) where the Company may grant restricted awards (“RAs”) and performance awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant deferred share units ("DSUs") to non-employee directors.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio.
The following table summarizes the DSUs, RAs, and PAs movement for the year ended December 31, 2018:

	Share Options	DSUs	RAs	PAs
Balance, December 31, 2017	1,622,132	517,898	823,487	573,055
Granted	95,000	304,056	880,200	335,800
Exercised	(722,800)	—	(317,840)	(77,870)
Forfeited	(41,800)	—	(202,846)	(67,910)
Balance, December 31, 2018	952,532	821,954	1,183,001	763,075

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The following table provides a summary of the Company’s share-based compensation plans for the three months and years ended December 31, 2018 and December 31, 2017.

	Three months ended December 31,		Year ended December 31,
($000s)	2018	2017	2018	2017
Share options expense	41	159	334	1,074
DSUs expense (recovery)	(510)	(694)	(669)	(583)
RAs expense (recovery)	(91)	(24)	(80)	178
PAs expense (recovery)	(111)	(71)	(88)	(137)
Share-based compensation expense (recovery)	(671)	(630)	(503)	532
Lower share-based compensation expense in the year ended December 31, 2018 compared to the year ended December 31, 2017 is a result of a decrease in the Company’s share price.
DEPLETION, DEPRECIATION AND IMPAIRMENT
Depletion and Depreciation
Depletion and depreciation expense for the three months and year ended December 31, 2018, was $23.9 million ($7.41/boe) and $105.3 million ($8.09/boe) compared to $27.8 million ($8.15/boe) and $120.7 million ($8.96/boe), recognized in the comparative 2017 periods, respectively. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions completed in 2017 and an 11% increase in reserves base.
For the year ended December 31, 2018, Bellatrix has included a total of $863 million (2017: $832 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $41.4 million (2017: $46.6 million) for estimated salvage in the depletion and depreciation calculations.

Depletion and Depreciation
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2018	2017	2018	2017
Depletion and Depreciation	23,869	27,797	105,286	120,652
Depletion and Depreciation per unit ($/boe)	7.41	8.15	8.09	8.96
Impairment Loss
Exploration & Evaluation Assets
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on E&E assets. At December 31, 2018, impairment indicators were identified for E&E assets, primarily as a result of sustained low natural gas prices. No impairment was recognized on E&E assets as the estimated recoverable amount of the assets exceeded their carrying value. The estimated recoverable amount was based on a fair value less costs of disposal calculation determined principally on recent and relevant land sales.
Property, Plant and Equipment
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s cost generating units ("CGUs"). At December 31, 2018, impairment indicators were identified for the Company’s core Central Alberta CGU, non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of sustained low natural gas prices.
The recoverable amount of the Central Alberta, North Alberta and South Alberta CGUs as at December 31, 2018 was determined using a value in use ("VIU") approach, as Bellatrix determined that VIU was greater than fair value less costs to sell ("FVLCS"). VIU was calculated as the net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2018, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves.

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No impairment was recognized in the Company's core Central Alberta CGU as the estimated recoverable amount of the CGU exceeded its carrying value for the year ended December 31, 2018. The VIU of the Central Alberta CGU was based on before-tax discount rates ranging from 12-15%.
For the year ended December 31, 2018, a non-cash impairment loss of $0.8 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2018 was negative $5.2 million. A non-cash impairment loss of $1.3 million was recognized in the Company’s non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.9 million. The VIU of the North Alberta and South Alberta CGU was based on before-tax discount rates ranging from 15-20%.
A 1% increase to the discount rates applied in the impairment calculation for the North Alberta CGU and South Alberta CGU would result in an increase in impairment loss of approximately $0.2 million and nil, respectively, for the year ended December 31, 2018, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.
For the year ended December 31, 2017, a non-cash impairment loss of $12.2 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2017 was negative $4.7 million. A non-cash impairment loss of $1.0 million was recognized in the Company's non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.3 million. The VIU determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 15-20%.
FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Second Lien Notes and Senior Notes. The Second Lien Notes and Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Second Lien Notes and Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Second Lien Notes, Senior Notes, and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended December 31,		Year ended December 31,
($000s)	2018	2017	2018	2017
Realized gain (loss) on foreign exchange	(557)	(313)	(8,296)	(797)
Unrealized gain (loss) on foreign exchange (1) (2)	(16,567)	(364)	(18,617)	22,165
Unrealized gain (loss) on foreign exchange contracts	117	212	3,422	(3,867)
Gain (loss) on foreign exchange	(17,007)	(465)	(23,491)	17,501
(1) Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.
(2) Exchange rate (CDN$/US$1.00) at December 31, 2017 was 1.2518 .
For the three months and year ended December 31, 2018, Bellatrix recorded a foreign exchange loss of $17.0 million and loss of $23.5 million, respectively. This was primarily due to the impact of the change in the value of the Canadian dollar relative to the United States dollar over the three months and year ended December 31, 2018 on the Company’s United States dollar denominated Second Lien Notes and Senior Notes which resulted in an unrealized loss of $16.6 million and an unrealized loss of $18.6 million, respectively (2017: $0.4 million loss and $22.2 million gain, respectively). This was partially offset by a realized loss of $0.7 million and $8.3 million on the settlement of Senior Notes for the three months and year ended December 31, 2018, respectively. This was also partially offset by the change in the fair value of the United States foreign exchange forward contract which resulted in an unrealized gain for the three months and year ended December 31, 2018 of $0.1 million and $3.4 million, respectively (2017: $0.2 million gain and $3.9 million loss, respectively).
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Second Lien Notes and Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Second Lien Notes and Senior Notes.
During the third quarter of 2018 Bellatrix terminated, at no cost, $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020.

Bellatrix Exploration Ltd.	15

INCOME TAXES
Deferred income tax expense (recovery) is a non-cash item relating to temporary differences between the accounting and tax basis of Bellatrix's assets and liabilities. For the year ended December 31, 2018, the Company recognized a deferred income tax expense of $48.3 million, compared to a deferred tax expense of $15.4 million during 2017. As at December 31, 2018, Bellatrix was in a net unrecognized deferred tax asset position due to uncertainty of Bellatrix's ability to realize the tax assets in future years (refer to liquidity and capital resources sections). This resulted in a non-cash deferred tax expense of $70.2 million during the year ended December 31, 2018 related to the unrecognized benefit of deductible temporary differences in excess of taxable temporary differences of approximately $165 million and non capital loss carryforwards of $133 million. The deferred tax expense recognized in 2017 was primarily attributable to the completion of the non-core property disposition in the second quarter of 2017.
At December 31, 2018, Bellatrix had approximately $1.40 billion in tax pools available for deduction against future income as follows:
Tax Pools

		December 31,	December 31,
($000s)	Rate %	2018	2017
Intangible resource pools:
Canadian exploration expenses	100	78,800	79,500
Canadian development expenses	30	628,900	611,500
Canadian oil and gas property expenses	10	87,500	70,500
Foreign resource expenses	10	500	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	23,200	16,400
Undepreciated capital cost (1)	6 – 100	432,900	413,500
Non-capital losses (expire through 2036)	100	132,900	144,100
Financing costs	20 Straight-Line	10,500	14,900
Total		1,395,200	1,351,000
(1) Approximately $401 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.
NET PROFIT (LOSS)
For the three months ended December 31, 2018, Bellatrix recognized a net loss of $89.8 million ($1.24 per basic share and diluted share), compared to a net loss of $13.1 million ($0.26 per basic share and diluted share) in the fourth quarter of 2017. The increase in net loss recorded in the fourth quarter of 2018 compared to the same period in 2017 was primarily the result of an increase in deferred tax expense, unrealized foreign exchange losses, the recognition of a loss on onerous contracts, as well as a decrease in revenues resulting from a 1% decline in average realized prices and 6% decline in sales volumes. The increase was partially offset by a decrease in impairment and production expenses as well as an increase in unrealized gain on commodity contracts in 2018.
For the year ended December 31, 2018, Bellatrix recognized a net loss of $146.3 million ($2.45 per basic and diluted share), compared to a net loss of $91.4 million ($1.85 per basic share and diluted share) in the same period in 2017. The increase in net loss recorded in 2018 compared to 2017 was primarily the result of an increase in deferred tax expense, unrealized loss on commodity contracts and unrealized foreign exchange losses as well as a decrease in revenues resulting from an 5% decrease in average realized commodity prices and a 3% decrease in sales volumes. The increase was partially offset by a decrease in impairment loss, production and depletion and depreciation expenses.
CASH FLOW FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
As detailed previously in this MD&A, adjusted funds flow is a non-GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating adjusted funds flow may differ from that of other companies, and accordingly, may not be comparable to measures used by others.

Bellatrix Exploration Ltd.	16

Reconciliation of Cash Flow from Operating Activities to Adjusted Funds Flow
	Three months ended December 31,		Year ended December 31,
($000s)	2018	2017	2018	2017
Cash flow from operating activities	28,239	13,425	62,475	55,210
Decommissioning costs incurred	874	1,255	2,242	2,758
Change in non-cash working capital	(13,605)	1,020	(16,692)	272
Adjusted funds flow	15,508	15,700	48,025	58,240
Bellatrix’s cash flow from operating activities for the three months ended December 31, 2018 increased by 110% to $28.2 million ($0.39 per basic share and diluted share) from $13.4 million ($0.27 per basic share and diluted share) generated in the fourth quarter of 2017. The increase in cash flow from operating activities between the fourth quarters of 2017 and 2018 was mainly attributable to change in non-cash working capital and decreased production expenses, offset partially by a 1% decrease in realized average commodity prices and a 6% decrease in sales volumes. Bellatrix’s cash flow from operating activities for the year ended December 31, 2018 increased by 13% to $62.5 million ($1.05 per basic and diluted share) from $55.2 million ($1.12 per basic and diluted share) generated during 2017. The increase in cash flow from operating activities between the years 2017 and 2018 was principally due to change in non-cash working capital and decreased production expenses, offset partially by an 5% decrease in realized average commodity prices as well as a 3% decrease in sales volumes.
Bellatrix generated adjusted funds flow of $15.5 million ($0.21 per basic share and diluted share) in the fourth quarter of 2018, a decrease of 1% from $15.7 million ($0.32 per basic share and diluted share) generated in the comparative 2017 period. Adjusted funds flow remained relatively consistent between 2017 and 2018 as a 1% decrease in realized average commodity prices and a 6% decrease in sales volumes in the period was offset by a decrease in production expenses. Bellatrix generated adjusted funds flow of $48.0 million ($0.80 per basic share and diluted share) in the year ended December 31, 2018, a decrease of 18% from $58.2 million ($1.18 per basic and diluted share) generated in 2017. The decrease in adjusted funds flow between the years 2017 and 2018 was principally due to a 5% decrease in realized average commodity prices as well as a 3% decrease in sales volumes and increased realized foreign exchange losses, partially offset by a decrease in production expenses.
Bellatrix maintains a commodity price risk management program to provide a measure of stability to adjusted funds flow. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Cash Flow from Operating Activities, Adjusted Funds Flow, and Net Profit (Loss)
	Three months ended December 31,		Year ended December 31,
($000s, except per share amounts)	2018	2017	2018	2017
Cash flow from operating activities	28,239	13,425	62,475	55,210
Basic ($/share)	0.39	0.27	1.05	1.12
Diluted ($/share)	0.39	0.27	1.05	1.12
Adjusted funds flow	15,508	15,700	48,025	58,240
Basic ($/share)	0.21	0.32	0.80	1.18
Diluted ($/share)	0.21	0.32	0.80	1.18
Net profit (loss)	(89,788)	(13,053)	(146,339)	(91,363)
Basic ($/share)	(1.24)	(0.26)	(2.45)	(1.85)
Diluted ($/share)	(1.24)	(0.26)	(2.45)	(1.85)
CAPITAL EXPENDITURES
In 2018, Bellatrix’s strategic priority continued to be focused on profitable resource development in the Spirit River liquids rich natural play while maintaining financial strength and liquidity. During the three months ended December 31, 2018, Bellatrix invested $13.7 million in exploration and development projects, compared to $25.8 million in the same period in 2017. During the year ended December 31, 2018, Bellatrix invested $50.3 million in exploration and development projects, compared to $120.7 million in the same period in 2017.

Bellatrix Exploration Ltd.	17

Capital Expenditures
	Three months ended December 31,		Year ended December 31,
($000s)	2018	2017	2018	2017
Lease acquisitions and retention	328	187	1,427	3,507
Geological and geophysical	21	446	4	818
Drilling and completion costs	12,431	22,226	43,337	102,388
Facilities and equipment	874	2,896	5,561	13,938
Capital – exploration and development (1)	13,654	25,755	50,329	120,651
Capital – corporate assets	289	338	1,311	1,985
Property acquisitions	9,031	114	9,035	614
Total capital expenditures – cash	22,974	26,207	60,675	123,250
Property dispositions – cash (2)	(228)	(56)	(1,106)	(48,798)
Total net capital expenditures – cash	22,746	26,151	59,569	74,452
Property acquisitions – non-cash	21,497	—	21,498	—
Property disposition – non-cash (3)	—	—	(2,452)	(3,465)
Other – non-cash (3)	(56)	61	(3,011)	(5,904)
Total capital expenditures – net (4)	44,187	26,212	75,604	65,083

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2)	Property dispositions – cash does not include transaction costs.

(3)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4)	Refer to "Non-GAAP measures" for the term "total capital expenditures – net"
In the fourth quarter of 2018, capital spending on exploration and development activities of $13.7 million was focused primarily on drilling and completing 3 gross (2.0 net) Spirit River liquids rich natural gas wells and 1 gross (0.02 net) non-operated Cardium well. One Spirit River well was brought on stream in November with the remaining 3 wells brought on stream in January 2019. Additionally 3 wells drilled in the third quarter of 2018 were completed and brought on stream in the fourth quarter of 2018.
With the Company's long-term infrastructure build out complete, Bellatrix expects the majority of future capital investment to be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects over the near term. Management expects that its existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.
In the fourth quarter of 2018, Bellatrix completed the acquisitions of assets from two joint venture partners within its core Ferrier area of west central Alberta which included, at the respective closing dates of each acquisition, approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production and 1,250 boe/d (65% of natural gas, 35% liquids) of low decline (<15%) production. The acquisitions were funded through a combination of the issuance of 10.75 million common shares of Bellatrix, $9.41 million in cash and $9.1 million in purchase price adjustments.
(Gain) Loss on Dispositions
Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018. During the year ended December 31, 2018 Bellatrix recognized a gain of $14.0 million related to the realized deferred gain and unspent portion of the deferred financing obligation.
During the fourth quarter of 2018, Bellatrix completed the renegotiation of processing agreements for facilities in Bellatrix's core area of west central Alberta, which resulted in a reduction of take-or-pay fees effective July 1, 2018. As part of the transaction, Bellatrix divested a non-controlling working interest ownership in an inactive raw gas gathering pipeline. The disposition of the pipeline resulted in a loss on disposition of $3.4 million.
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million, effective July 1, 2017. Bellatrix recorded a loss of $18.6 million on the sale.
During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million, effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale. Additionally, in the second quarter of 2017, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

Bellatrix Exploration Ltd.	18

DECOMMISSIONING LIABILITIES

($000s)	2018	2017
Balance, beginning of year	60,611	62,844
Incurred on development activities	678	1,501
Acquired through asset acquisitions	3,462	—
Revisions on estimates	37	3,210
Decommissioning costs incurred	(2,242)	(2,758)
Reversed on dispositions	—	(5,473)
Accretion expense	1,328	1,287
Balance, end of year	63,874	60,611
Environmental stewardship is a core value at Bellatrix and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Reserve, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of Bellatrix’s assets are funded entirely out of cash flow from operating activities. Bellatrix’s Liability Management Rating is well within the Alberta Energy Regulator’s ("AER"), the British Columbia Oil and Gas Commission's ("BCOGC") and the Saskatchewan Ministry of Economy ("MOE") requirements.
DEBT
Credit Facilities
At December 31, 2018, the Company had $47.8 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions. In connection with the completion of the Second Lien Refinancing (defined below), the agreement governing the Credit Facilities was amended and restated, with the borrowing base reconfirmed at $100 million with total commitments of $95 million. The terms of the Credit Facilities were amended and restated to, among other things, allow for the completion of the transactions comprising the Second Lien Refinancing, amend the interest and fees payable under the Credit Facilities and provide for an additional financial covenant (refer to Covenants below). The revolving period of the Credit Facilities is to May 30, 2019, and revolving period is extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The next semi-annual redetermination is scheduled for May 2019.
The Credit Facilities bear interest at a floating rate. For the year ended December 31, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.42%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at December 31, 2018, total outstanding letters of credit were $13.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value attributed to all properties sold in a fiscal year, discounted at 10%, exceeds 5% of the borrowing base in effect at the time of such disposition. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 80% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 70% for the second year of such period or 60% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter.
A copy of the agreement governing the Credit Facilities has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov).
Second Lien Notes
During 2018, Bellatrix completed a debt refinancing transaction (the "Second Lien Refinancing") pursuant to a note purchase agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80.12 million of the Company’s Senior Notes for US$72.11 million of second lien notes due 2023 (the “Second Lien Notes”). The Second Lien Notes bear interest at 8.5% per annum, payable quarterly, and are secured by a $250 million demand debenture over all of the Company’s assets, which is subordinated to the security provided under the Credit Facilities. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.

Bellatrix Exploration Ltd.	19

In addition, the Exchanging Noteholders agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes, with the proceeds to be used for capital expenditures, development capital and Senior Notes purchases. During the year, the Exchanging Noteholders subscribed for US$30 million of additional Second Lien Notes.
The Exchanging Noteholders also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before February 28, 2019. Such availability period, as of March 13, 2019 has not been further extended by the parties to the Second Lien Notes Agreement. However, the Company remains in ongoing confidential discussions with parties across its capital structure in connection with potential transaction alternatives. If any of the incremental US$50 million of Second Lien Note capacity is utilized, then the Exchanging Noteholders' commitment to subscribe for additional Second Lien Notes will be limited to US$30 million. The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement, Bellatrix issued warrants to purchase an aggregate of 3,088,205 common shares of Bellatrix to the Exchanging Noteholders at an exercise price of $1.30 per Common Share expiring five years from the issuance date of the warrants. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity, and the issuance of Bellatrix common shares pursuant to the exercise of the warrants will be subject to the approval of the TSX.
A copy of the Note Purchase Agreement has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and through the SEC website (www.sec.gov).

Second Lien Notes
($000s)	Liability Component	Warrants
Balance, December 31, 2017	—	—
Issuance of Second Lien Notes in exchange for Senior Notes(2)	92,451	1,652
Issuance of additional Second Lien Notes for cash proceeds	39,815	—
Unrealized foreign exchange gain (1)	4,719	—
Amortization of discount	112	—
Balance, December 31, 2018	137,097	1,652

(1)	Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.

(2)	Warrants component of Second Lien Notes is presented net of tax.
Senior Notes
At December 31, 2018, the Company had outstanding US$145.8 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). The Senior Notes are governed by the terms of an indenture dated May 21, 2015 between the Company and U.S. Bank National Association (the "Note Indenture"). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. The Senior Notes are carried at amortized cost, net of debt issuance costs of $1.3 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.
Beginning in May of 2018, Bellatrix entered into a number of agreements with certain arms' length third parties to exchange US$24.1 million aggregate principal amount of Senior Notes for an aggregate of 19,900,032 Common Shares. As a result of such debt to equity exchanges and the Second Lien Refinancing, the amount outstanding under the Senior Notes was reduced by approximately US$104.2 million in 2018.

Bellatrix Exploration Ltd.	20

($000s)	Amount
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1) (2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	305,409
Unrealized foreign exchange gain (1) (2)	22,032
Amortization of discount and debt issue costs	2,617
Settlement of Senior Notes for equity	(30,673)
Settlement of Senior Notes for Second Lien Notes	(103,385)
Balance, December 31, 2018	196,000
(1) Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646 (December 31, 2017: 1.2518).
(2) Amount does not include unrealized loss on foreign exchange contracts of $3.4 million (December 31, 2017: $3.9 million loss).
Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for common shares, or for a combination of cash and common shares, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then-existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital. The amounts involved in any such transactions, individually or in the aggregate, may be material. Any such purchases would require the consent of the lenders under our Credit Facilities.
A copy of the Note Indenture has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and through the SEC website (www.sec.gov).
Convertible Debentures
At December 31, 2018 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Debenture Indenture”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Debenture Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day immediately prior to the Debenture Maturity Date, (ii) the last business day immediately preceding any Redemption Date (as defined in the Debenture Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Debenture Indenture) on the last business day preceding the date of payment. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Debenture Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days' and not less than 30 days' prior written notice at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, Second Lien Notes, Senior Notes and any other senior indebtedness.
On a redemption date or on the Debenture Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Debenture Indenture) has occurred and is continuing, Bellatrix may, at its option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed or which will mature by issuing and delivering freely tradable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Debenture Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.
A copy of the Debenture Indenture has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and through the SEC website (www.sec.gov).

Bellatrix Exploration Ltd.	21

Covenants
The agreement governing the Credit Facilities includes two financial covenants that must be met quarterly. The covenants require that the Company maintain a ratio of outstanding Senior Debt (defined below) to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Senior Debt Covenant”) and a First Lien Debt (defined below) to EBITDA ratio of not more than 3.0 times (the "First Lien Covenant").
As at December 31, 2018, the Company was in compliance with the Senior Debt Covenant and First Lien Covenant with a Senior Debt to EBITDA ratio of 2.88 times and a First Lien Debt to EBITDA ratio of 1.15 times.
The agreement governing the Second Lien Notes contains one financial covenant which requires the Company to maintain a ratio of outstanding Senior Debt to EBITDA for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Second Lien Covenant”). The calculations for the financial covenants are based on specific definitions that are not in accordance with IFRS and the calculations cannot be readily replicated by referring to the financial statements.
The following table lists the covenant under the Credit Facilities and Second Lien Notes and the Company’s compliance therewith as at December 31, 2018.

	Covenant as at, December 31, 2018		Position at December 31, 2018
Credit Facilities – Covenants	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x
First Lien Debt (3) to EBITDA (2) for the last four fiscal quarters	3.00	x	1.15	x
Second Lien Notes - Covenant
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities, onerous contracts and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities, current decommissioning liabilities and current onerous contracts. Senior Debt at December 31, 2018 was $224.4 million.
(2) EBITDA is calculated based on terms and definitions set out in the agreements governing the Credit Facilities and Second Lien Notes which adjusts net income for financing costs, income taxes, depletion and depreciation, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2018 was $77.9 million.
(3) "First Lien Debt" is defined as Consolidated Total Debt, excluding any unsecured, second lien or subordinated debt (Second Lien Notes, Senior Notes and Convertible Debentures (liability component)). First Lien Debt at December 31, 2018 was $89.8 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of cash flow to fixed charges (both as defined in the Note Indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0.
The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness, is not more than, subject to certain exceptions, the lesser of (i) the greater of (1) $675 million, and (2) 35% of adjusted consolidated net tangible assets ("ACNTA"), plus $150 million and (ii) 50% of the discounted future net revenues from proved oil and natural gas reserves included in the calculation of ACNTA. ACNTA is defined in the Note Indenture and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $525 million under bank facilities (which include the Credit Facilities) subject to the maximum borrowing base of the Credit Facilities, without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.

Bellatrix Exploration Ltd.	22

The following table lists the covenant under Second Lien Notes and Senior Notes and the Company’s position therewith as at December 31, 2018:

	Covenant as at, December 31, 2018	Position at December 31, 2018
Second Lien Notes and Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.00x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Indenture, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month cash flow (as defined in the indenture governing the Note Indenture, cash flow includes the net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended December 31, 2018, fixed charges were $39.8 million and cash flow was $79.7 million.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.
LIQUIDITY AND CAPITAL RESOURCES
As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, transportations expenses, and royalties.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its $40 to $50 million 2019 net capital budget by reinvesting cash flow, asset dispositions, and if necessary, borrowings under its Credit Facilities to the extent available (see "Liquidity Risk" below). Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations.
In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At December 31, 2018, the Company had $47.8 million outstanding under the Company’s Credit Facilities at a year to date weighted average interest rate of 4.42% and $13.9 million of outstanding letters of credit. The borrowing base under the Company’s Credit Facilities was $100 million and total commitments under the Credit Facilities were $95 million. The revolving period of the Credit Facilities has an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a six-month term-out period to November 30, 2019 if not renewed (refer to “Credit Facilities” above). In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the debt covenants (as discussed above) which also have the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities.
Total net debt at December 31, 2018 includes borrowings under the Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (liability component) and the adjusted working capital deficiency. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.
Total net debt levels of $443.3 million at December 31, 2018 increased by $22.5 million from $420.8 million at December 31, 2017. The increase in total net debt reflects an increase in USD denominated debt primarily due to amortization of discount and debt issue costs as well as changes in the United States dollar to the Canadian dollar, offset partially by a decrease in the amounts outstanding under the Credit Facilities.
As at December 31, 2018 the Company has eliminated net debt associated with its Senior Notes by US$32.1 million (approximately $41.8 million CAD). This included a US$24.1 million reduction through note exchanges for common shares of Bellatrix, as well as a US$8.0 million reduction (approximately $10.5 million CAD) through the Second Lien Refinancing pursuant to which $80.1 million of Senior Notes were exchanged for US$72.1 million of Second Lien Notes. In addition, the Second Lien Refinancing exchange benefited the Company’s long term debt maturity profile as it extended the maturity on US$72.1 million of the Company's debt by three years, from 2020 to 2023.
On January 22, 2019, the Company announced that its board of directors had determined to commence procedures for the voluntary delisting of the Company's common shares from the New York Stock Exchange ("NYSE"). Bellatrix has filed a Form 25 with the Securities and Exchange Commission ("SEC") to affect the voluntary delisting of Bellatrix's common shares from the NYSE and the last day of trading was February 11, 2019.

Bellatrix Exploration Ltd.	23

Debt to Adjusted Funds Flow Ratio
	Year ended December 31,
($000s, except where noted)	2018	2017
Shareholders’ equity	672,725	774,022

Credit Facilities	47,763	52,066
Adjusted working capital deficiency (1)	20,740	23,926
Subtotal	68,503	75,992
Second Lien Notes	137,097	—
Senior Notes (2)	196,000	305,409
Net debt (1)	401,600	381,401
Convertible Debentures (liability component)	41,732	39,426
Total net debt (1) at year end	443,332	420,827
Debt to adjusted funds flow ratio (annualized) (3) (4)
Adjusted funds flow (4) (annualized)	62,032	62,800
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.5x	6.1x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	7.1x	6.7x
Debt to adjusted funds flow ratio (4)
Adjusted funds flow for the year (4)	48,025	58,240
Net debt (1) to adjusted funds flow ratio (4) for the year	8.4x	6.5x
Total net debt (1) to adjusted funds flow ratio (4) for the year	9.2x	7.2x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Convertible Debentures (liability component), current Credit Facilities, non-current Credit Facilities, Second Lien Notes and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of Credit Facilities and the current portion of decommissioning liabilities. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the year ended December 31, 2018, includes unrealized foreign exchange loss of $18.6 million (2017: $22.2 million gain) and does not include an unrealized gain of $3.4 million (2017: $3.9 million loss) on foreign exchange contracts.
(3) For the years ended December 31, 2018 and 2017, total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon fourth quarter adjusted funds flow annualized.
(4) Adjusted funds flow as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

As at December 31, 2018 the Company’s ratio of total net debt to annualized adjusted funds flow (based on fourth quarter adjusted funds flow) was 7.1 times. The total net debt to annualized adjusted funds flow ratio as at December 31, 2018 increased from that at December 31, 2017 of 6.7 times primarily due to an increase in 2018 USD denominated debt primarily due to amortization of discount and debt issue costs as well as changes in the United States dollar to the Canadian dollar. The Company continues to preserve liquidity through the priority use of adjusted funds flow.
Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and Senior Debt Covenant described above. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
Amounts outstanding under the Credit Facilities were $47.8 million and total outstanding letters of credit were $13.9 million at December 31, 2018. The revolving period under the Company’s Credit Facilities ends on May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If the revolving period is not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively. The Note Purchase Agreement provides that the maturity

Bellatrix Exploration Ltd.	24

date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remains outstanding as at March 14, 2020.
There remains uncertainty and liquidity risk until such time as the Company implements a financing arrangement that addresses the pending maturities under the May 2020 Senior Notes and the Credit Facilities. Bellatrix is engaged in ongoing confidential discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing the remaining Senior Notes which mature in May 2020 in order to extend the maturity of the Credit Facilities beyond November 30, 2019. There are no assurances that a transaction will be completed and that an extension of the Credit Facilities will be obtained by the Company or on what terms.
Future liquidity depends primarily on the ability of the Company to refinance its debt obligations, cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenants and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets. There can be no assurance that the Company will complete financing arrangements that address the pending maturities of the Credit Facilities in 2019 and Senior Notes in 2020, or that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
As at March 13, 2018, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.
From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2018, the Company has the ability to issue up to an additional $476.0 million in equity securities under its $500 million Shelf Prospectus, which expires on July 29, 2020. Management expects to renew the Shelf Prospectus before expiry.
As at March 13, 2019, Bellatrix had outstanding a total of 952,532 options at an average exercise price of $8.49 per share and had 80,909,225 common shares outstanding. Additionally, Bellatrix had 821,954 DSUs, 763,075 PAs and 1,140,704 RAs outstanding as of March 13, 2019. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof.
Pursuant to the Award Plan, there is one common share underlying each Award subject to, in the case of PAs, the payout multiplier, and Awards may be settled in cash (equivalent to the value of the common shares underlying such Awards), common shares of the Company or a combination thereof. Pursuant to the DSU Plan, there is one common share underlying each DSU and DSUs are settled in cash (equivalent to the value of the common shares underlying such DSUs) after the director holding such DSUs ceases to be a director of the Company. As at March 14, 2019, there were also warrants outstanding to purchase 3,088,205 common shares of Bellatrix at an exercise price of $1.30 per common share.
Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event

Bellatrix Exploration Ltd.	25

such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.
ENVIRONMENTAL INITIATIVES IMPACTING BELLATRIX
Bellatrix operates in jurisdictions that have regulated greenhouse gas (“GHG”) emissions and other air pollutants. While some regulations are in effect, further changes and amendments are at various stages of review, discussion and implementation. There is uncertainty around how any future federal legislation will harmonize with provincial regulation, as well as the timing and effects of regulations. Climate change regulation at both the federal and provincial level has the potential to significantly affect the regulatory environment of the crude oil and natural gas industry in Canada. Such regulations impose certain costs and risks on the industry, and there remains some uncertainty with regard to the impacts of federal or provincial climate change and environmental laws and regulations, as Bellatrix is unable to predict additional legislation or amendments that governments may enact in the future. Any new laws and regulations, or additional requirements to existing laws and regulations, could have a material impact on the Company's operations and cash flow.
Additional information is available in Bellatrix’s Annual Information Form ("AIF") that is filed on SEDAR at www.sedar.com.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS
 The Company had the following commitments and contractual obligations as at December 31, 2018:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	61,211	61,211	—	—	—
Risk management liability	2,569	917	1,652	—	—
Credit Facilities – principal	47,763	47,763	—	—	—
Second Lien Notes (1)(2)	139,331	—	—	139,331	—
Senior Notes (1)	198,904	—	198,904	—	—
Convertible Debentures (liability component) (1)	50,000	—	50,000	—	—
Decommissioning liabilities	63,874	2,387	2,611	6,227	52,649
Finance lease obligation	5,721	475	938	915	3,393
Total	569,373	112,753	254,105	146,473	56,042
(1) Principal amount of the instruments
(2) Maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.
Off-Balance Sheet Arrangements
The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.
Bellatrix and Keyera Partnership ("Keyera") have entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.
All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2018.

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The Company’s contractual obligations and commitments as at December 31, 2018 were as follows:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$22,433	$41,107	$33,782	$14,745	$112,067
Transportation and processing agreements (2)	$53,943	$92,147	$66,161	$101,882	$314,133
(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.
(2) Transportation agreements is comprised of commitments to third parties to transport natural gas. Processing agreements is comprised of commitments to process natural gas and natural gas liquids through processing facilities.
2018 OPERATIONAL PERFORMANCE
2018 performance included the following operational and financial achievements:

•
Production volumes in the fourth quarter of 2018 averaged 35,001 boe/d (71% natural gas weighted). Full year 2018 average production volumes of 35,635 boe/d represented 1% outperformance compared with the mid-point of Bellatrix’s full year average production guidance range (35,000 to 35,500 boe/d).

•
Record low production expenses in the fourth quarter of 2018 averaged $6.59/boe, down 16% compared with average production expenses of $7.80/boe over the first nine months of 2018. The Company achieved full year 2018 average production expenditures of $7.50/boe, 4% below the mid point of the guidance range of $7.65/boe to $7.90/boe.

•
Bellatrix continues to improve drilling efficiency and reduce costs. During the fourth quarter of 2018, Bellatrix averaged 8.7 days from spud to rig release on single mile horizontal Spirit River natural gas wells. This represented a 13% improvement as compared to the first nine months of 2018. All-in Spirit River well costs continue to track approximately $3.4 million (drill, complete, equip and tie-in).

Bellatrix full year 2018 operational performance relative to guidance expectations is summarized below:

	Full Year 2018 Results	2018 Annual Guidance (1)	Actual Results Versus Guidance
Average daily production (boe/d)	35,635	35,250	1%
Average product mix
Natural gas (%)	72	73	(1)%
Crude oil, condensate and NGLs (%)	28	27	4%
Capital Expenditures ($000’s)
Total net capital expenditures(2)	51,640	52,500	(2)%
Production expense ($/boe)	7.50	7.78	(4)%
(1) 2018 Annual Guidance metrics represent the mid-point of the previously set guidance range (November 1, 2018) where applicable.
(2) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities.
OUTLOOK AND 2019 CORPORATE GUIDANCE
Bellatrix’s Board of Directors approved a 2019 capital budget between $40 to $50 million, designed to maintain average production volumes of between 34,000 to 36,000 boe/d. Bellatrix plans to fund the 2019 capital budget primarily through cash flow from operating activities. The capital budget incorporates forward pricing expectations of US$65/bbl WTI, $1.60/GJ AECO, a $1.34 CAD/USD exchange rate, and is underpinned by strong commodity price risk management protection and natural gas diversification contracts.

Bellatrix Exploration Ltd.	27

Bellatrix’s 2019 guidance estimates are outlined in the following table.

2019 Annual Guidance (January 15, 2019)
Production
Average daily production (boe/d)	34,000 - 36,000
Average product mix
Natural gas (%)	72
Crude oil, condensate and NGLs (%)	28
Net Capital Expenditures
Total net capital expenditures ($000) (1)	40,000 - 50,000
(1) Excludes property acquisitions and dispositions and is Bellatrix's sustaining capital requirements for 2019. Sustaining capital refers to capital expenditures to maintain production from existing facilities at current production levels. Sustaining capital does not have any standardized meaning and therefore may note be comparable to similar measures presented by other entities.
FINANCIAL REPORTING UPDATE
NEWLY ADOPTED ACCOUNTING POLICIES
IFRS 9 Financial Instruments ("IFRS 9")
The Company adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model.
The adoption of this standard had no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
A comparison of financial instrument subsequent measurement categories, pre and post adoption of IFRS 9, is as follows:

Financial Assets and Liabilities	IAS 39	IFRS 9
Accounts receivable	Amortized cost	Amortized cost
Commodity risk management contracts	FVTPL(1)	FVTPL(1)
Foreign exchange risk management contracts	FVTPL(1)	FVTPL(1)
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Deferred share units	FVTPL(1)	FVTPL(1)
Restricted awards	FVTPL(1)	FVTPL(1)
Performance awards	FVTPL(1)	FVTPL(1)
Credit Facilities	Amortized cost	Amortized cost
Second Lien Notes	N/A	Amortized cost
Senior Notes	Amortized cost	Amortized cost
Convertible Debentures	Amortized cost	Amortized cost
Finance lease obligation	Amortized cost	Amortized cost
(1) "FVTPL" means fair value through fair value through profit or loss
The adoption of IFRS 9 did not result in any additional provision for impairment.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
The Company adopted IFRS 15 with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized. However, IFRS 15 contains new disclosure requirements.

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IFRS 3 Business Combinations ("IFRS 3")

The Company early adopted the amended IFRS 3 with a date of initial application of November 1, 2018. The amendments provides clarification on determining whether an acquisition made is of a business or a group of assets and introduces an optional concentration test that permits a simplified assessment. The amendments are applied prospectively to all business combinations and asset acquisitions. These impact the two joint venture partner acquisitions in the fourth quarter of 2018 which management has assessed do not meet the definition of a business combination.

FUTURE ACCOUNTING POLICIES
IFRS 16 Leases ("IFRS 16")

IFRS 16 replaces IAS 17 - "Leases" and the standard will come into effect for annual periods beginning on or after January 1, 2019. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of right-of-use (“ROU”) assets and lease liabilities for most leases. All contracts that meet the definition of a lease under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard may be applied retrospectively or using a modified retrospective approach. The Company has selected to use the modified retrospective approach which does not require restatement of prior period financial information as the cumulative effect of applying the standard to prior periods is recorded as an adjustment to opening retained earnings. On initial adoption, Bellatrix has elected to use the following practical expedients permitted under the standard:

•	Certain short-term leases and leases of low value assets that have been identified at January 1, 2019 will not be recognized on the balance sheet.

•	At January 1, 2019, Bellatrix will not recognize leases with terms ending within 12 months as short-term leases.

•	Leases having similar characteristics will be measured as a portfolio by applying a single discount rate.

•	For certain leases having associated initial direct costs, Bellatrix will, at initial measurement on transition, exclude these direct costs from the measurement of the ROU asset.

•
At January 1, 2019, any provision for onerous contracts previously recognized will be applied to the associated ROU asset recognized upon transition to IFRS 16, In these cases, there will be no impairment assessment made under IAS 36 - “Impairment of Assets”.

On adoption of IFRS 16, the Company will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contracts with no impact on retained earnings.
Adoption of the new standard will result in the recognition of additional lease liabilities and ROU assets in excess of approximately $80 million. The Company’s leases that will be recognized on its balance sheet at January 1, 2019 include leases of office leases, compressor leases and equipment leases. The impact on the statement of profit (loss) and comprehensive income (loss) will be as follows:

•	Lower general and administrative expenses, operating costs and higher other income

•	Higher finance expenses due to the interest recognized on the lease obligations; and

•	Higher depreciation expense related to the ROU assets.

BUSINESS RISKS AND UNCERTAINTIES
Bellatrix's production and exploration activities are concentrated in the Western Canadian Sedimentary Basin, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers to the much larger integrated petroleum companies.
Bellatrix is subject to the various types of business risks and uncertainties including:

•	financial risks, which includes commodity price risk, counterparty risks, liquidity risks and other risks related to the Company's financing arrangements;

•	finding and developing oil and natural gas reserves at economic costs; and

•	operational risks such as risks related to health and safety, transportation and processing restrictions, project execution and the environment.
A description of the risk factors and uncertainties affecting Bellatrix can be found under the heading "Forward Looking Statements" and a full discussion of the material risk factors affecting Bellatrix can be found in the Company’s AIF and Form 40-F for the year ended December 31, 2017, which may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com).

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The following explains how material risks and uncertainties impact Bellatrix’s business:
Exploration, Development and Production Risks
Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long‑term commercial success of Bellatrix depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, Bellatrix's existing reserves, and the production from them, will decline over time as Bellatrix produces from such reserves. A future increase in Bellatrix's reserves will depend on both the ability of Bellatrix to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. There is no assurance that Bellatrix will be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of Bellatrix may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participation uneconomic. There is also no assurance that Bellatrix will discover or acquire further commercial quantities of oil and natural gas.
Future oil and natural gas exploration may involve unprofitable efforts from dry wells or from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not ensure a profit on the investment or recovery of drilling, completion and operating costs.
Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut‑ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. While diligent well supervision, effective maintenance operations and the development of enhanced oil recovery technologies can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.
Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and cause personal injury or threaten wildlife. Particularly, Bellatrix may explore for and produce sour natural gas in certain areas. An unintentional leak of sour gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to Bellatrix.
Oil and natural gas production operations are also subject to all the geological and seismic risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on Bellatrix's business, financial condition, results of operations and prospects.
As is standard industry practice, Bellatrix is not fully insured against all risks, nor are all risks insurable. Although the Company maintains liability insurance and business interruption insurance in an amount that it considers consistent with industry practice, liabilities associated with certain risks could exceed policy limits or not be covered. In either event, Bellatrix could incur significant costs.
Prices, Markets and Marketing
Numerous factors beyond Bellatrix's control do, and will continue to, affect the marketability and price of oil and natural gas acquired, produced, or discovered by Bellatrix. The Company's ability to market its oil and natural gas may depend upon its ability to acquire capacity on pipelines that deliver natural gas to commercial markets or contract for the delivery of crude oil by rail. Deliverability uncertainties related to the distance Bellatrix's reserves are from pipelines, railway lines, processing and storage facilities; operational problems affecting pipelines, railway lines and processing and storage facilities; and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect Bellatrix.
Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of Bellatrix. These factors include economic and political conditions in the United States, Canada, Europe, China and emerging markets, the actions of OPEC and other oil and natural gas exporting nations, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and Bellatrix's ability to access such markets. A material decline in prices could result in a reduction of Bellatrix's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of Bellatrix's reserves. The Company might also elect not to produce from certain wells at lower prices.

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All these factors could result in a material decrease in Bellatrix's expected net production revenue and a reduction in its oil and natural gas production, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on Bellatrix's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on Bellatrix's business, financial condition, results of operations and prospects.
Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, increased growth of shale oil production in the United States, OPEC actions, political uncertainties, sanctions imposed on certain oil producing nations by other countries and ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for, and project the return on, acquisitions and development and exploitation projects.
Project Risks
The Company manages a variety of small and large projects in the conduct of its business. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. The Company's ability to execute projects and market oil and natural gas depends upon numerous factors beyond Bellatrix's control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•
the availability of, and the ability to acquire, water supplies needed for drilling, hydraulic fracturing, and waterfloods or Bellatrix's ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	regulatory changes;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

•	Because of these factors, Bellatrix could be unable to execute projects on time, on budget, or at all and may be unable to market the oil and natural gas that it produces effectively.
Gathering and Processing Facilities and Pipeline Systems
The Company delivers its products through gathering and processing facilities and by pipeline. The amount of oil and natural gas that Bellatrix can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities and pipeline systems. The lack of availability of capacity in any of the gathering and processing facilities and pipeline systems could result in Bellatrix's inability to realize the full economic potential of its production or in a reduction of the price offered for Bellatrix's production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to transport produced oil and gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect Bellatrix's production, operations and financial results. As a result, producers are increasingly turning to rail as an alternative means of transportation. In recent years, the volume of crude oil shipped by rail in North America has increased dramatically. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays or uncertainty in constructing new infrastructure systems and facilities could harm Bellatrix's business and, in turn, Bellatrix's financial condition, operations and cash flows. Announcements and actions taken by the governments of British Columbia and Alberta relating to approval of infrastructure projects may continue to intensify, leading to increased challenges to interprovincial and international infrastructure projects moving forward. In addition, while the federal government has recently introduced draft legislation to overhaul the existing environmental assessment process and replace the NEB with a new regulatory agency, the impact of the new proposed regulatory scheme on proponents and the timing of receipt of approvals of major projects remains unclear.
A portion of Bellatrix's production may, from time to time, be processed through facilities owned by third parties and over which Bellatrix does not have control. From time to time, these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a materially adverse effect on Bellatrix's ability to process its production and deliver the same for sale.

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Midstream and pipeline companies may take actions to maximize their return on investment which may in turn adversely affect producers and shippers, especially when combined with a regulatory framework that may not always align with the interests of particular shippers.
Failure to Realize Anticipated Benefits of Acquisitions and Dispositions
The Company considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and Bellatrix's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses, operations and assets with those of Bellatrix. The integration of acquired businesses may require substantial management effort, time and resources diverting management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided by third parties and the resources required to provide such services. In this regard, non‑core assets may be periodically disposed of so Bellatrix can focus its efforts and resources more efficiently. Depending on the state of the market for such non‑core assets, certain non‑core assets of Bellatrix may realize less on disposition than their carrying value on the financial statements of Bellatrix.
Substantial Capital Requirements
The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, Bellatrix's ability to do so is dependent on, among other factors:

•	the overall state of the capital markets;

•	Bellatrix's credit rating (if applicable);

•	commodity prices;

•	interest rates;

•	royalty rates;

•	tax burden due to current and future tax laws; and

•	investor appetite for investments in the energy industry and Bellatrix's securities in particular.
Further, if Bellatrix's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. The current conditions in the oil and gas industry have negatively impacted the ability of oil and gas companies to access additional financing. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix. The Company may be required to seek additional equity financing on terms that are highly dilutive to existing shareholders. The inability of Bellatrix to access sufficient capital for its operations could have a material adverse effect on Bellatrix's business financial condition, results of operations and prospects.
Additional Funding Requirements
The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and from time to time, Bellatrix may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain financing on a timely basis could cause Bellatrix to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. Due to the conditions in the oil and gas industry and/or global economic and political volatility, Bellatrix may from time to time have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas industry have negatively impacted the ability of oil and gas companies to access additional financing.
As a result of global economic and political volatility, Bellatrix may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause Bellatrix to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Bellatrix's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Bellatrix's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, Bellatrix's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of Bellatrix's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Alternatively, any available financing may be highly dilutive to existing shareholders. Failure to obtain any financing necessary for Bellatrix's capital expenditure plans may result in a delay in development or production on Bellatrix's properties.
Credit Facility and Debt Arrangements
The Company is required to comply with covenants under its Credit Facilities and in the event that Bellatrix does not comply with these covenants, Bellatrix's access to capital could be restricted or repayment could be required. Even if Bellatrix is able to obtain

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new financing, it may not be on commercially reasonable terms or terms that are acceptable to Bellatrix. Events beyond Bellatrix's control may contribute to the failure of Bellatrix to comply with such covenants. A failure to comply with covenants could result in default under the Credit Facilities, which could result in Bellatrix being required to repay amounts owing thereunder. The acceleration of Bellatrix's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. In addition, the Credit Facilities may impose operating and financial restrictions on Bellatrix that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to Bellatrix's securities, incurring of additional indebtedness, the provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.
The Company's lenders use Bellatrix's reserves, commodity prices, applicable discount rate and other factors, to periodically determine Bellatrix's borrowing base. There remains a substantial amount of uncertainty as to when and if commodity prices will recover. Continued depressed commodity prices or further reductions in commodity prices could result in a further reduction to Bellatrix's borrowing base, reducing the funds available to Bellatrix under the Credit Facilities. This could result in the requirement to repay a portion, or all, of Bellatrix's indebtedness.
The revolving period under the Credit Facilities ends on May 30, 2019 unless extended by the lenders thereunder. The maturity date under the Credit Facilities is six months after the end of the revolving period. Unless the revolving period is extended, the maturity date is November 30, 2019. There is no certainty that the lenders under the Credit Facilities will grant such extension. Future liquidity and operations of the Company are dependent on the ability of the Company to generate sufficient operating cash flows to fund its on-going operations.
Issuance of and Refinancing Debt
From time to time, Bellatrix may enter into transactions to acquire assets or shares of other entities. These transactions may be financed in whole or in part with debt, which may increase Bellatrix's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, Bellatrix may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither Bellatrix's articles nor its by‑laws limit the amount of indebtedness that Bellatrix may incur. The level of Bellatrix's indebtedness from time to time could impair Bellatrix's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.
To the extent that external sources of capital become limited or unavailable or only available on onerous terms, Bellatrix’s ability to obtain additional financing or refinance existing debt may be impaired, and the Company's assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.
Third Party Credit Risk
The Company may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In addition, Bellatrix may be exposed to third party credit risk from operators of properties in which Bellatrix has a working or royalty interest. Poor credit conditions in the industry and of joint venture partners may affect a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner. To the extent that any of such third parties go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in Bellatrix being unable to collect all or a portion of any money owing from such parties. Any of these factors could materially adversely affect Bellatrix's financial and operational results.
Hedging Activities
From time to time, Bellatrix may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that Bellatrix engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, Bellatrix's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes or prices fall significantly lower than projected;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.
Similarly, from time to time Bellatrix may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, Bellatrix will not benefit from the fluctuating exchange rate.

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Reliance on Joint Venture Partners
The Company relies on joint venture partners with respect to the evaluation, acquisition and development of, and future production from, certain of its properties and a failure or inability to perform or a differing development objective by such partners, including, without limitation, O’Chiese Energy Limited Partnership, could materially affect the development of such properties.
Operational Dependence
Other companies operate some of the assets in which Bellatrix has an interest. The Company has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect Bellatrix's financial performance. The Company's return on assets operated by others depends upon a number of factors that may be outside of Bellatrix's control, including, but not limited to, the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.
In addition, due to the current low and volatile commodity prices, many companies, including companies that may operate some of the assets in which Bellatrix has an interest, may be in financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the assets in which Bellatrix has an interest fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations Bellatrix may be required to satisfy such obligations and to seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, Bellatrix potentially becoming subject to additional liabilities relating to such assets and Bellatrix having difficulty collecting revenue due from such operators or recovering amounts owing to Bellatrix from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse affect on Bellatrix's financial and operational results.
Information Technology Systems and Cyber-Security
The Company has become increasingly dependent upon the availability, capacity, reliability and security of the Company's information technology infrastructure and the Company's ability to expand and continually update this infrastructure, to conduct daily operations. The Company depends on various information technology systems to estimate reserve quantities, process and record financial data, manage the Company's land base, manage financial resources, analyze seismic information, administer the Company's contracts with the Company's operators and lessees and communicate with employees and third-party partners.
Further, Bellatrix is subject to a variety of information technology and system risks as a part of its normal course operations, including potential breakdown, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of Bellatrix’s information technology systems by third parties or insiders. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company's business activities or the Company's competitive position. The Company applies technical and process controls in line with industry-accepted standards to protect the Company's information assets and systems. Disruption of critical information technology services, or breaches of information security, could have a negative effect on the Company's performance and earnings, as well as on the Company's reputation. The significance of any such event is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on Bellatrix’s business, financial condition and results of operations.
Royalty Regimes
There can be no assurance that the governments in the jurisdictions in which Bellatrix has assets will not adopt new royalty regimes or modify the existing royalty regimes which may have an impact on the economics of Bellatrix's projects. An increase in royalties would reduce Bellatrix's earnings and could make future capital investments, or Bellatrix's operations, less economic. On January 29, 2016, the Government of Alberta adopted a new royalty regime which took effect on January 1, 2017.
Environmental
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with oil and gas industry operations. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites.
Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Bellatrix to incur costs to remedy such discharge. Although Bellatrix believes that it will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental compliance

Bellatrix Exploration Ltd.	34

requirements will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on Bellatrix's business, financial condition, results of operations and prospects.
Variations in Foreign Exchange Rates and Interest Rates
World oil and natural gas prices are quoted in United States dollars. The Canadian/United States dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of oil and natural gas. Material increases in the value of the Canadian dollar relative to the United States dollar will negatively affect Bellatrix's production revenues. Accordingly, exchange rates between Canada and the United States could affect the future value of Bellatrix's reserves as determined by independent evaluators. Although a low value of the Canadian dollar relative to the United States dollar may positively affect the price Bellatrix receives for its oil and natural gas production, it could also result in an increase in the price for certain goods used for Bellatrix's operations, which may have a negative impact on Bellatrix's financial results.
To the extent that Bellatrix engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which Bellatrix may contract.
An increase in interest rates could result in a significant increase in the amount Bellatrix pays to service debt, resulting in a reduced amount available to fund its exploration and development activities, and if applicable, the cash available for dividends and could negatively impact the market price of the Common Shares.
Reserves Estimates
There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this document are estimates only. Generally, estimates of economically recoverable oil and natural gas reserves and the future net cash flows from such estimated reserves are based upon a number of variable factors and assumptions, such as:

•	historical production from the properties;

•	production rates;

•	ultimate reserve recovery;

•	timing and amount of capital expenditures;

•	marketability of oil and natural gas;

•	royalty rates; and

•	the assumed effects of regulation by governmental agencies and future operating costs (all of which may vary materially from actual results).
For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates and such variations could be material.
The estimation of proved reserves that may be developed and produced in the future is often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas are often estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves. Such variations could be material.
In accordance with Applicable Securities Laws, Bellatrix's independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs. The reserve evaluation is effective as of a specific effective date and, except as may be specifically stated, has not been updated and therefore does not reflect changes in Bellatrix's reserves since that date.
Income Taxes
The Company files all required income tax returns and believes that it is in full compliance with the provisions of the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.) and all other applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Bellatrix, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

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Income tax laws relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends, may in the future be changed or interpreted in a manner that adversely affects Bellatrix. Furthermore, tax authorities having jurisdiction over Bellatrix may disagree with how Bellatrix calculates its income for tax purposes or could change administrative practices to Bellatrix's detriment.
Liability Management
Alberta, Saskatchewan and British Columbia have developed liability management programs designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines in the event that a licensee or permit holder is unable to satisfy its regulatory obligations. These programs involve an assessment of the ratio of a licensee's deemed assets to deemed liabilities. If a licensee's deemed liabilities exceed its deemed assets, a security deposit is generally required. Changes to the required ratio of Bellatrix's deemed assets to deemed liabilities or other changes to the requirements of liability management programs may result in significant increases to Bellatrix's compliance obligations. In addition, the liability management regime may prevent or interfere with Bellatrix's ability to acquire or dispose of assets, as both the vendor and the purchaser of oil and gas assets must be in compliance with the liability management programs (both before and after the transfer of the assets) for the applicable regulatory agency to allow for the transfer of such assets. The recent Alberta Court of Queen's Bench decision, Redwater Energy Corporation (Re), found an operational conflict between the Bankruptcy and Insolvency Act and the AER's abandonment and reclamation powers when the licensee is insolvent, which was affirmed by a majority of the Alberta Court of Appeal, and has been appealed by the AER to the Supreme Court of Canada for final determination. In response to the decision, the AER issued interim rules to administer the liability management program and until the Government of Alberta can develop new regulatory measures to adequately address environmental liabilities. There remains a great deal of uncertainty as to what new regulatory measures will be developed by the provinces or in concert with the federal government, as the final ruling will become binding in all Canadian jurisdictions.
Climate Change
The Company's exploration and production facilities and other operations and activities emit greenhouse gases which may require Bellatrix to comply with GHG emissions legislation at the provincial or federal level. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the UNFCC and a signatory to the Paris Agreement, which was ratified in Canada on October 3, 2016, the Government of Canada pledged to cut its GHG emissions by 30 per cent from 2005 levels by 2030. One of the pertinent policies announced to date by the Government of Canada to reduce GHG emission is the planned implementation of a nation-wide price on carbon emissions. Provincially, the Government of Alberta has already implemented a carbon levy on almost all sources of GHG emissions, now at a rate of $30 per tonne. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on Bellatrix's business, financial condition, results of operations and prospects. Some of Bellatrix's significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued exploitation and development of fossil fuels. Given the evolving nature of the debate related to climate change and the control of GHG and resulting requirements, it is expected that current and future climate change regulations will have the affect of increasing Bellatrix's operating expenses and in the long-term reducing the demand for oil and gas production resulting in a decrease in Bellatrix's profitability and a reduction in the value of its assets or asset write-offs.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES
The reader is advised that the critical accounting estimates, policies, and practices as described herein continue to be critical in determining Bellatrix’s financial results.
The reader is cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines accounting policies and practices that are critical to determining Bellatrix’s financial results.

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Critical Accounting Judgments
Oil and Gas Reserves
Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.
Identification of CGUs
Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of their assets.
Impairment Indicators and Impairment Reversal
Judgment is required to assess when impairment indicators exist and impairment testing is required with respect to exploration and evaluation assets and property, plant and equipment.
Joint Arrangements
Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.
Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form and terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.
Non-monetary Transactions
Judgment is required to determine whether non-monetary transactions have commercial substance.
Critical Estimates and Assumptions
Recoverability of asset carrying values
The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.
The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, future estimated commodity prices, royalties and costs, economic and market conditions, timing of cash flows, discount rates, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.
Decommissioning obligations
Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

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Income taxes
Deferred tax assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires Management judgment. These differences could materially impact earnings.
Bellatrix has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 4 “Critical Judgments and Accounting Estimates” in the financial statements as at and for the year ended December 31, 2018.
LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.
The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.
With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Such officers have evaluated, or caused to be evaluated under their supervision the effectiveness of the Company’s disclosure controls and procedures at the financial year end of the Company. Based on the evaluation, the officers concluded that Bellatrix’s disclosure controls and procedures were effective as at December 31, 2018.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our President and CEO and our Executive Vice President and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.
Under the supervision and with the participation of management, including our CEO and our CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2018 based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

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The effectiveness of internal control over financial reporting as of December 31, 2018 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the financial statements for the year ended December 31, 2018.
Changes in Internal Control over Financial Reporting
The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the quarter and year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing October 1, 2018 and ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of the Effectiveness of Controls
It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.
CEO AND CFO CERTIFICATIONS
The Company’s President and CEO and the Executive Vice President and CFO have attested to the quality of the public disclosure in our fiscal 2018 reports filed with the Canadian securities regulators and the SEC, and have filed certifications with them.
SENSITIVITY ANALYSIS
The table below shows sensitivities to adjusted funds flow as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the fourth quarter of 2018 and average production volumes of 35,001 boe/d during that period, as well as the same level of debt outstanding as at December 31, 2018. Diluted weighted average shares are based upon the fourth quarter of 2018. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Adjusted Funds Flow (1) (Annualized)	Adjusted Funds Flow (1) (Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,700	0.05
Change of $0.10/ mcf (2)	5,500	0.08
Change in prime of 1%	500	0.01
Change of US $0.01 CDN/ US exchange rate	600	0.01
(1) Refer to "Non-GAAP measures" in respect of the term "adjusted funds flow".
(2) Commodity price risk management activities are excluded from adjusted funds flow sensitivity calculations.

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SELECTED QUARTERLY INFORMATION
The following table sets forth selected financial information of the Company for the quarters in 2018 and 2017.

2018 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	66,215	54,022	51,525	56,949
Cash flow from operating activities	14,615	12,004	7,617	28,239
Cash flow from operating activities per share
Basic	$0.30	$0.22	$0.12	$0.39
Diluted	$0.30	$0.22	$0.12	$0.39
Adjusted funds flow (1)	14,670	10,142	7,705	15,508
Adjusted funds flow per share (1)
Basic	$0.30	$0.18	$0.12	$0.21
Diluted	$0.30	$0.18	$0.12	$0.21
Net profit (loss)	(12,901)	(34,768)	(8,882)	(89,788)
Net profit (loss) per share
Basic	$(0.26)	$(0.63)	$(0.14)	$(1.24)
Diluted	$(0.26)	$(0.63)	$(0.14)	$(1.24)
Total net capital expenditures - cash	23,826	5,882	2,716	22,746
(1) Refer to “Non-GAAP measures” in respect of the terms “adjusted funds flow”, “adjusted funds flow per share”, and “total revenue.”

2017 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	66,024	74,325	48,153	60,897
Cash flow from operating activities	8,258	10,495	23,031	13,425
Cash flow from operating activities per share
Basic	$0.17	$0.21	$0.47	$0.27
Diluted	$0.14	$0.21	$0.47	$0.27
Adjusted funds flow (1)	14,891	19,347	8,300	15,700
Adjusted funds flow per share (1)
Basic	$0.30	$0.39	$0.17	$0.32
Diluted	$0.26	$0.39	$0.17	$0.32
Net profit (loss)	13,049	(69,236)	(22,124)	(13,053)
Net profit (loss) per share
Basic	$0.26	$(1.40)	$(0.45)	$(0.26)
Diluted	$0.23	$(1.40)	$(0.45)	$(0.26)
Total net capital expenditures - cash	49,805	(25,741)	24,238	26,151
(1) Refer to “Non-GAAP measures” in respect of the terms “adjusted funds flow”, “adjusted funds flow per share”, and “total revenue.”
In the fourth quarter of 2018, Bellatrix drilled 3 gross (2.0 net) Spirit River liquids rich natural gas wells and 1 gross (0.02 net) non-operated Cardium well. Bellatrix focused its capital activity in the fourth quarter of 2018 primarily on drilling and completions projects. The Company's total revenue generated decreased to $56.9 million in the fourth quarter of 2018 from $60.9 million in the fourth quarter of 2017 as a result of 1% decline in realized average commodity prices and a 6% decrease in sales volumes. Sales volumes decreased to 35,001 boe/d in the fourth quarter of 2018 compared to 37,077 boe/d in the 2017 period.
In the third quarter of 2018, Bellatrix drilled and/or participated in 3 gross (1.0 net) Spirit River liquids rich gas wells and 1 gross (1.0 net) Cardium well. The Company's total revenue generated increased to $51.5 million in the third quarter of 2018 from $48.2 million in the third quarter of 2017 as a result of a 19% increase in combined realized commodity prices. Bellatrix incurred $7.4 million of total cash capital expenditures in the third quarter of 2018 compared to $37.7 million in the comparative 2017 period. Bellatrix focused its capital activity in the third quarter of 2018 primarily on drilling and completions projects. Sales volumes decreased to 33,530 boe/d in the third quarter of 2018 compared to 37,710 boe/d in the 2017 period.

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In the second quarter of 2018 sales volumes decreased to 37,309 boe/d compared to 37,916 in the comparative 2017 period. The Company's total revenue generated decreased to $54.0 million in the second quarter of 2018 from $74.3 million in the second quarter of 2017 as a result of a 25% decline in realized average commodity prices. In the three months ended June 30, 2018, the Company's total cash capital expenditures were $5.9 million compared to negative $25.7 million in the comparative 2017 period. Bellatrix focused its capital activity in the second quarter of 2018 primarily on drilling and completions projects and on expenditures related to the completion of Phase 2 of the Alder Flats Plant.
In the first quarter of 2018 sales volumes increased to 36,740 boe/d compared to 34,750 boe/d in the comparative 2017 period. The Company's total revenue generated in the quarter remained consistent at $66.2 million in the first quarter of 2018 compared to $66.0 million in the first quarter of 2017 as a result of a 6% increase in production volumes offset by a 6% decrease in realized average commodity prices. Bellatrix incurred $23.8 million of total cash capital expenditures in the first quarter of 2018 compared to $49.8 million in the comparative 2017 period. Bellatrix focused its capital activity in the first quarter of 2018 primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. Bellatrix drilled 6 gross (5.2 net) Spirit River liquids rich natural gas wells.
In the fourth quarter of 2017, sales volumes increased from 37,077 boe/d compared to 31,888 boe/d in the comparative 2016 period. The Company's total revenue generated in the quarter decreased to $60.9 million in the fourth quarter of 2017 from $67.9 million in the fourth quarter of 2016 as a result of a 24% decline in realized average commodity prices. In the three months ended December 31, 2017, the Company's total cash capital expenditures were $26.2 million compared to $24.8 million in the comparative 2016 period. Bellatrix focused its capital activity in the fourth quarter on drilling and completion projects and on the construction of the Phase 2 expansion project of the Alder Flats Plant. Bellatrix drilled 2 gross (1.9 net) Spirit River liquids rich natural gas wells.
In the third quarter of 2017, Bellatrix reduced amounts outstanding under its Credit Facilities to $8.3 million. Total net debt was $399.8 million at September 30, 2017. Bellatrix incurred $39.7 million of total cash capital expenditures in the third quarter of 2017 compared to $17.2 million in the comparative 2016 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells compared to 4 gross (2.3 net) Spirit River liquids rich gas wells in the comparative 2016 period. Sales volumes increased to 37,710 boe/d in the third quarter of 2017 compared to 34,409 boe/d in the comparative 2016 period.
In the second quarter of 2017, Bellatrix reduced amounts outstanding on its Credit Facilities and reduced its working capital deficiency by approximately $45.8 million from the first quarter of 2017 through the use of proceeds from the non-core Strachan asset sale. In the three months ended June 30, 2017, the Company’s total net cash capital expenditures were negative $25.7 million, compared to negative $69.9 million in the second quarter of 2016, primarily as a result of the smaller asset dispositions in the second quarter of 2017 compared to 2016. Total revenue increased 54% to $74.3 million in the three months ended June 30, 2017 from $48.3 million in the three months ended June 30, 2016 due to improved commodity prices in the period. The Company drilled 2 gross (1.2 net) wells, compared to nil wells drilled in the comparative 2016 period. Drilling in the first half of 2017 was offset by non-core property dispositions in the fourth quarter of 2016 and sales volumes remained consistent at 37,916 boe/d in the second quarter of 2017 compared to 38,000 boe/d in the comparative 2016 period.
In the first quarter of 2017, Bellatrix drilled and/or participated in 13 gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property sale in the fourth quarter of 2016. The non-core property sales also reduced sales volumes by 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.

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SELECTED ANNUAL INFORMATION
The following table sets forth selected financial information of the Company for the most recently completed year ending December 31, 2018 and for comparative 2017 and 2016 years.

Years ended December 31, ($000s, except per share amounts)	2018	2017	2016
Total revenue (1)	228,712	249,399	227,874
Cash flow from operating activities	62,475	55,210	37,546
Cash flow from operating activities per share
Basic	$1.05	$1.12	$0.88
Diluted	$1.05	$1.12	$0.88
Adjusted funds flow (1)	48,025	58,240	40,916
Adjusted funds flow per share (1)
Basic	$0.80	$1.18	$0.96
Diluted	$0.80	$1.18	$0.96
Net profit (loss)	(146,339)	(91,363)	(26,668)
Net profit (loss) per share
Basic	$(2.45)	$(1.85)	$(0.62)
Diluted	$(2.45)	$(1.85)	$(0.62)
Total net capital expenditures – cash	59,569	74,452	(220,178)
Total assets	1,235,743	1,340,923	1,453,730
Total net debt (1)	443,332	420,827	396,195
Non-current financial (assets) liabilities
Future income taxes	—	(48,298)	(63,713)
Decommissioning liabilities	61,487	58,687	62,844
Sales volumes (boe/d)	35,635	36,872	35,677
(1) Refer to “Non-GAAP measures” in respect of the terms “adjusted funds flow”, “adjusted funds flow per share”, “total net debt” and “total revenue.”
CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.
NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measure provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.
This MD&A contains the term “adjusted funds flow” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in this MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period.

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This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, the liability component of the Convertible Debentures, current Credit Facilities and long term Credit Facilities. Net debt excludes the liability component of the Convertible Debentures. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liability and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. The reconciliation between total liabilities, total debt and net debt can be found in this MD&A.
FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, the intent of the Company to advance and evaluate potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value, the intent of the Company to continue with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing the remaining Senior Notes and extending the maturity of the Credit Facilities, the expected ability of the Company to settle its liabilities, including debt maturities, when due, the expected ability of the Company to meet its obligations including interest payments, capital spending and abandonment and remediation expenses from cash flow, expectations of commodity prices and trends affecting commodity prices, the percent of forecast 2019 natural gas volumes hedged, the percent of forecast 2019 natural gas volumes subject to the long term diversification strategies, the expectation that hedging and market diversification strategies will reduce commodity price volatility on the Company's business, the expectation that the redirection of natural gas volumes from third-party plants to the Alder Flats Plant will drive long term sustained operating cost reductions for the Company, the intent of the Company to continue to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services, expected details of the Company's 2019 capital expenditure program, the expectation that the majority of future capital investment to be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects over the near term, the expectation that the Company's existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital, Bellatrix's intent to maintain a commodity price risk management program to provide a measure of stability to adjusted funds flow, the intent of the Company to remain highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment, the expectation that the Company will be able to fund its 2019 net capital budget by reinvesting cash flow, asset dispositions, and if necessary, borrowings under its Credit Facilities, the intent of Bellatrix to continually monitor its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations, 2019 outlook and corporate guidance including expected 2019 average production, forecast average product type mix with respect to 2019 production, expected details of the Company's 2019 capital budget, Bellatrix's intent to fund its budget from cash flow from operating activities and expected sensitivities to changes in commodity prices, interest rates and exchange rates. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 14, 2019 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with the Company's ability to continue as a going concern, risks associated with the ability of the Company to refinance its debt prior to maturity, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the ability of the Company to continue as a going concern; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves

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through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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